ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Year ended December 31, 2024

ALAMOS GOLD INC.
For the Year ended December 31, 2024

2024 Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”), dated February 19, 2025, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2024 and December 31, 2023 and notes thereto. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 62.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District (comprising the Island Gold and Magino mines) and Young-Davidson mine in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, the Lynn Lake project in Manitoba, Canada and the Puerto Del Aire (“PDA”) project in the Mulatos District. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.
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2024 Management’s Discussion and Analysis
Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Financial Results (in millions)
Operating revenues	$375.8	$254.6	$1,346.9	$1,023.3
Cost of sales (1)	$200.9	$166.7	$751.1	$637.7
Earnings from operations	$158.4	$71.9	$561.9	$318.1
Earnings before income taxes	$157.2	$51.2	$502.2	$293.7
Net earnings	$87.6	$47.1	$284.3	$210.0
Adjusted net earnings (2)	$103.2	$49.2	$328.9	$208.4
Adjusted earnings before interest, taxes, depreciation and amortization (2)	$207.2	$103.6	$691.5	$487.3
Cash provided by operations before working capital and taxes paid (2)	$207.9	$120.2	$726.2	$518.9
Cash provided by operating activities	$192.2	$124.1	$661.1	$472.7
Capital expenditures (sustaining) (2)(3)	$30.0	$26.6	$110.1	$104.2
Sustaining finance leases	$5.2	$—	$10.6	$—
Capital expenditures (growth) (2)	$101.2	$73.0	$279.5	$216.7
Capital expenditures (capitalized exploration)	$7.5	$10.1	$28.0	$28.0
Free cash flow (2)	$53.5	$14.4	$272.3	$123.8
Operating Results
Gold production (ounces)	140,200	129,500	567,000	529,300
Gold sales (ounces)	141,258	129,005	560,234	526,258
Per Ounce Data
Average realized gold price	$2,632	$1,974	$2,379	$1,944
Average spot gold price (London PM Fix)	$2,663	$1,971	$2,386	$1,941
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,422	$1,292	$1,341	$1,212
Total cash costs per ounce of gold sold (2)	$981	$900	$927	$850
All-in sustaining costs per ounce of gold sold (2)	$1,333	$1,233	$1,281	$1,160
Share Data
Earnings per share, basic	$0.21	$0.12	$0.70	$0.53
Earnings per share, diluted	$0.21	$0.12	$0.69	$0.53
Adjusted earnings per share, basic (2)	$0.25	$0.12	$0.81	$0.53
Weighted average common shares outstanding (basic) (000’s)	420,192	396,577	408,165	395,509
Financial Position (in millions)
Cash and cash equivalents			$327.2	$224.8
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)Sustaining capital expenditures include sustaining capital lease expenditures at Magino, which are not included as additions to mineral property, plant and equipment in cash flows used from investing activities.

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2024 Management’s Discussion and Analysis

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Gold production (ounces)
Young-Davidson	45,700	49,800	174,000	185,100
Island Gold	39,400	31,600	155,000	131,400
Magino (9)	16,200	—	33,000	—
Mulatos District (8)	38,900	48,100	205,000	212,800
Gold sales (ounces)
Young-Davidson	45,441	48,052	173,274	182,796
Island Gold	39,595	30,464	152,170	127,629
Magino (9)	16,505	—	31,271	—
Mulatos District (8)	39,717	50,489	203,519	215,833
Cost of sales (in millions) (1)
Young-Davidson	$65.9	$64.6	$261.9	$248.2
Island Gold	$34.7	$33.8	$132.2	$123.6
Magino (9)	$35.4	—	$73.9	—
Mulatos District (8)	$64.9	$68.3	$283.1	$265.9
Cost of sales per ounce of gold sold (includes amortization) (1)
Young-Davidson	$1,450	$1,344	$1,511	$1,358
Island Gold	$876	$1,110	$869	$968
Magino (9)	$2,145	—	$2,363	—
Mulatos District (8)	$1,634	$1,353	$1,391	$1,232
Total cash costs per ounce of gold sold (2)
Young-Davidson	$955	$920	$1,047	$938
Island Gold	$594	$775	$592	$669
Magino (9)	$1,672	—	$1,836	—
Mulatos District (8)	$1,113	$957	$935	$883
Mine-site all-in sustaining costs per ounce of gold sold (2)(3)
Young-Davidson	$1,191	$1,211	$1,314	$1,208
Island Gold	$791	$1,136	$865	$1,017
Magino (9)	$2,666	—	$2,824	—
Mulatos District (8)	$1,198	$1,030	$1,001	$967
Capital expenditures (sustaining, growth, and capitalized exploration) (in millions) (2)
Young-Davidson (4)	$21.3	$24.0	$86.1	$67.2
Island Gold (5)	$83.7	$73.9	$257.0	$233.1
Magino (7)(9)(10)	$24.7	—	$38.6	—
Mulatos District (6)(8)	$5.3	$8.4	$20.1	$30.4
Other	$8.9	$3.4	$26.4	$18.2
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share-based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson of $2.0 million and $5.9 million for the three months and year ended December 31, 2024 ($1.3 million and $5.1 million for the three months and year ended December 31, 2023, respectively).
(5)Includes capitalized exploration at Island Gold of $1.7 million and $12.4 million for the three months and year ended December 31, 2024 ($3.3 million and $11.1 million for the three months and year ended December 31, 2023, respectively).
(6)Includes capitalized exploration at Mulatos District of $1.6 million and $7.5 million for the three months and year ended ended December 31, 2024 ($5.5 million and $11.8 million for the three months and year ended December 31, 2023).
(7)Includes capitalized exploration at Magino of $2.2 million and $2.2 million for the three months and year ended ended December 31, 2024.
(8)The Mulatos District includes La Yaqui Grande and Mulatos pit.
(9)The 2024 full year results for Magino are for Alamos’ ownership period from July 12, 2024 to December 31, 2024.
(10)Sustaining capital expenditures for Magino include certain finance leases classified as sustaining.
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2024 Management’s Discussion and Analysis
Fourth Quarter and Full Year 2024 Highlights

Operational and Financial Highlights
•Produced a record 567,000 ounces of gold in 2024, in-line with the mid-point of the revised guidance and a 7% increase from 2023. This reflected the inclusion of the Magino mine after the acquisition of Argonaut Gold Inc. ("Argonaut"), as well as strong performances from the Mulatos District and Island Gold. Fourth quarter production was 140,200 ounces, in-line with quarterly guidance
•The Mulatos District produced 205,000 ounces of gold in 2024, exceeding the top end of increased guidance by 5% reflecting another outstanding performance from La Yaqui Grande. This contributed to record mine-site free cash flow1 of $239.9 million in 2024, including $53.4 million in the fourth quarter
•Island Gold produced 155,000 ounces of gold in 2024, meeting the high-end of the annual guidance range and self-funding all Phase 3+ Expansion capital and exploration initiatives during the year
•Young-Davidson produced 174,000 ounces of gold in 2024 while generating record mine-site free cash flow1 of $140.9 million, including a record $50.3 million in the fourth quarter
•Cost of sales were $751.1 million or $1,341 per ounce in 2024, and $200.9 million, or $1,422 per ounce in the fourth quarter
•Total cash costs1 of $927 per ounce and all-in sustaining costs ("AISC"1) of $1,281 per ounce for the full year were in-line with revised annual guidance. Total cash costs of $981 per ounce and AISC of $1,333 per ounce for the fourth quarter decreased from the third quarter of 2024, as previously guided reflecting lower costs at Young-Davidson and Magino
•Record financial performance achieved across all key metrics. This included record free cash flow1 of $272.3 million in 2024 while continuing to fund high-return growth initiatives including the Phase 3+ Expansion at Island Gold and a record exploration program. Fourth quarter free cash flow was $53.5 million
•Full year sales totaled 560,234 ounces of gold at an average realized price of $2,379 per ounce, generating record annual revenues of $1.3 billion, a 32% increase from 2023. This included fourth quarter sales of 141,258 ounces of gold at an average realized price of $2,632 per ounce, generating quarterly revenues of $375.8 million, inclusive of silver sales. This represented a 48% increase from the fourth quarter of 2023 and marked the fourth consecutive quarter of record revenues
•Record annual cash flow from operating activities of $661.1 million (including $726.2 million before changes in working capital and taxes paid1, or $1.78 per share), a 40% increase from 2023. Fourth quarter cash flow from operating activities was $192.2 million (including $207.9 million before changes in working capital and taxes paid1, or $0.49 per share). Working capital in the fourth quarter was impacted by a temporary buildup of sales tax receivables in Canada, of which $14.1 million was collected in January 2025
•Adjusted net earnings1 were $328.9 million in 2024, or $0.81 per share1. Reported net earnings were $284.3 million in 2024, or $0.70 per share. Adjusted net earnings includes adjustments for unrealized losses on commodity derivatives, an impairment reversal on Young-Davidson, a net unrealized foreign exchange loss recorded within deferred taxes and foreign exchange, and other losses including transaction and integration costs on the acquisition of Argonaut
•Adjusted net earnings1 for the fourth quarter were $103.2 million, or $0.25 per share. Adjusted net earnings includes adjustments for unrealized gains on commodity hedge derivatives, net of tax, of $4.4 million, adjustments for unrealized net foreign exchange losses recorded within deferred taxes and foreign exchange of $19.6 million, and other adjustments totaling $0.4 million. Reported net earnings for the fourth quarter were $87.6 million, or $0.21 per share
•Cash and cash equivalents were $327.2 million at December 31, 2024, up from $224.8 million at the end of 2023. The Company remains in a net cash position with $250 million drawn on its credit facility (the "Facility"), the proceeds of which were used to retire debt inherited from Argonaut in the third quarter. The Company remains well-positioned to internally fund all its growth initiatives with strong ongoing free cash flow and $827.2 million of total liquidity.
•Amended and upsized the Facility from $500.0 million to $750.0 million on February 18, 2025, increasing financial capacity on more attractive terms, reflecting the growth of the Company
•Paid dividends of $41 million for the full year, based on a quarterly dividend of $0.025 per share

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2024 Management’s Discussion and Analysis
Mineral Reserves and Resources, Growth Projects, Acquisitions, and Other Highlights
•Issued three-year guidance on January 13, 2025, with production expected to increase 7% in 2025 to between 580,000 and 630,000 ounces, and 24% by 2027 to 680,000 to 730,000 ounces. AISC are expected to decrease 8% over that time frame, relative to 2024, driven by low-cost growth from Island Gold following the completion of the Phase 3+ Expansion in the first half of 2026
•Announced a construction decision on the Lynn Lake project in January 2025 with initial production expected during the first half of 2028. With average annual production of 176,000 ounces over its first ten years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year and provide additional free cash flow growth
•The Closure Plan for the MacLellan Site (the “Closure Plan”) was approved by the province of Manitoba in January 2025 and the required permitting and pre-construction conditions have been met allowing for the start of construction on the Lynn Lake project
•Received approval of an amendment to the existing MIA by Mexico’s Secretariat of Environment and Natural Resources (“SEMARNAT”) in January 2025, allowing for the start of construction on the PDA project within the Mulatos District
•Reported year-end 2024 Mineral Reserves of 14.0 million ounces of gold (298 million tonnes ("mt")) grading 1.45 grams per tonne of gold (“g/t Au”), a 31% increase from 2023 reflecting the acquisition of Magino in 2024, continued high-grade additions at Island Gold, and an initial Mineral Reserve at Burnt Timber and Linkwood. This marked the sixth consecutive year Mineral Reserves have grown for a cumulative increase of 44%. Additionally, Measured and Indicated Mineral Resources increased 50% to 6.6 million ounces, while Inferred Mineral Resources decreased 2% to 7.1 million ounces
•Island Gold continues to be a significant driver of growth with its combined Mineral Reserve and Resources increasing 9% to 6.7 million ounces at substantially higher grades. This includes an 11% increase in Mineral Reserve grades to 11.40 g/t Au, and 13% increase in Inferred Mineral Resource grades to 16.52 g/t Au
•Completed the acquisition of Argonaut in July 2024 through which the Company acquired the Magino mine, located adjacent to its Island Gold mine
•Completed the acquisition of Orford Mining Corporation ("Orford") in April 2024, consolidating its existing ownership of Orford and adding the highly prospective Qiqavik Gold Project, located in Quebec, Canada
•Announced a significant contribution to The Princess Margaret Cancer Foundation in September 2024 to create the new Alamos Gold Chair in Gastrointestinal Surgical Oncology. The Company will contribute $2 million to support the new Chair in making a meaningful impact on cancer research aimed at better understanding, diagnosing, and treating gastrointestinal cancers
•Alamos was recognized as a TSX30 2024 winner by the Toronto Stock Exchange in September 2024. The annual ranking recognizes the 30 top performing stocks over a three-year period. Alamos’ share price increased 134% over the trailing three-year period
•Announced the appointment of J. Robert S. Prichard as Chairman of the Board of Directors in January 2025
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
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2024 Management’s Discussion and Analysis
Environment, Social and Governance Summary Performance

Health and Safety
•Total recordable injury frequency rate1 ("TRIFR") of 2.25 in the fourth quarter, an increase from 2.01 in the third quarter
•Lost time injury frequency rate1 ("LTIFR") of 0.09 in the fourth quarter, consistent with the third quarter
•Full year TRIFR of 1.96 and LTIFR of 0.09
During the fourth quarter of 2024, Alamos had 25 recordable injuries across its sites including one lost time injury ("LTI"). For the full year, Alamos had 84 recordable injuries across its sites including 4 LTIs.
Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
Environment
•Zero significant environmental incidents in the fourth quarter and full year, and two minor reportable events in the fourth quarter
•Completed the connection of the Mulatos District to the national electric grid in December 2024. This has eliminated the need for on-site diesel generated power, significantly reducing ongoing greenhouse gas ("GHG") emissions
•Continued reclamation activities at Mulatos for the Cerro Pelon, El Victor and San Carlos pits
Two minor reportable events occurred during the fourth quarter. At the Magino mine, an effluent grab sample slightly exceeded the daily limit for phosphorus, which has since been rectified. The other minor reportable event was at Young-Davidson, where minor seepage was identified at the toe of the dam and quickly contained within the tailings management facility with no impact to the surrounding environment.
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce the Company's environmental footprint with the goal of minimizing the impacts of our activities.

Community
Ongoing donations, medical support and infrastructure investments were provided to local communities, including:
•Charitable donations to shelters, food banks and gift programs to coincide with the holiday season.
•A CAD$100,000 donation was made to the Lady Dunn Health Center Foundation in Wawa, Ontario to support the purchase of a new ultrasound machine
•Various sponsorships to support youth sports, mental health programs, and equipment upgrades for local library and elementary schools
•Continued to provide local community support for student scholarships, health care, community infrastructure and recreation activities
•In January 2025, the Company committed CAD$300,000 over three years to the Museum of Northern History in Kirkland Lake, Ontario, to reopen and continue operations
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•The Mulatos District was recognized with the Vite Picazo Award from the Sonora chapter of the Association of Mining Engineers, Metallurgists and Geologists of Mexico in recognition of its strong social and environmental practices
•Mulatos District was also the recipient of Empresa Socialmente Responsible award by the Mexican Center for Philanthropy for the 16th consecutive year
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development.
(1) Frequency rate is calculated as incidents per 200,000 hours worked.
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2024 Management’s Discussion and Analysis
2024 Business Developments

2024 Year-End Mineral Reserve and Resource Update
On February 18, 2024, the Company reported its updated Mineral Reserves and Resources as of December 31, 2024. Highlights
include the following:
▪Global Proven and Probable Mineral Reserves increased 31% to 14.0 million ounces of gold (298 mt grading 1.45 g/t Au), driven by the acquisition of Magino in 2024, continued high-grade additions at Island Gold, and an initial Mineral Reserve at Burnt Timber and Linkwood
•Excluding Magino, Proven and Probable Reserves increased 12% to 11.9 million ounces of gold (230 mt grading 1.62 g/t Au) reflecting continued exploration success. Mineral Reserve additions more than replaced depletion at a rate of 249% (646% including Magino)
•Island Gold’s Mineral Reserves increased 32% to 2.3 million ounces with grades increasing 11% to 11.40 g/t Au (6.2 mt), driven by significantly higher-grade additions across the main structure
•Burnt Timber and Linkwood initial Mineral Reserve of 0.9 million ounces (30.7 mt grading 0.95 g/t Au) reflecting the successful conversion of Mineral Resources
•Magino Mineral Reserve of 2.0 million ounces (68.4 mt grading 0.91 g/t Au), consistent with internal estimates completed ahead of the acquisition in 2024
▪Island Gold’s Mineral Reserves and Resources increased 9% to 6.7 million ounces at substantially higher-grades, including an 11% increase in Mineral Reserve grades to 11.40 g/t Au, and 13% increase in Inferred Mineral Resources grades to 16.52 g/t Au
▪Island Gold District Life of Mine plan will incorporate the significant growth since the Phase 3+ Expansion Study, with the increase in grades expected to support higher average annual gold production from Island Gold over the longer-term. The Life of Mine plan (incorporating Island Gold and Magino) is expected to be released mid-2025 with an Expansion Study expected to follow in the fourth quarter
▪Global Measured and Indicated Mineral Resources increased 50% to 6.6 million ounces of gold (181 mt grading 1.13 g/t Au), primarily reflecting the acquisition of Magino. Excluding Magino, Measured and Indicated Mineral Resources increased 6% to 4.7 million ounces of gold, reflecting additions at Burnt Timber and Linkwood, and an initial Mineral Resource at Cerro Pelon Underground
▪Global Inferred Mineral Resources decreased 2% to 7.1 million ounces of gold (125 mt grading 1.76 g/t Au), with the successful conversion of Mineral Resources to Reserves at Burnt Timber and Linkwood largely offset by the addition of Magino, and growth at Island Gold
Lynn Lake construction decision
On January 13, 2025, the Company announced a formal construction decision on the Lynn Lake project with development activities expected to ramp up through 2025. This is consistent with the Company’s planned timeline for Lynn Lake and balanced approach to capital allocation, with the ramp up of spending to coincide with the last full year of capital spending on the Phase 3+ Expansion at Island Gold. The capital budget for Lynn Lake in 2025 is expected to be between $100 and $120 million and will be focused on access road upgrades, camp construction, bulk earthworks, and orders for long lead-time items. Construction activities and capital spending are expected to increase in 2026 and 2027 with first gold production expected in the first half of 2028.
As outlined in the 2023 Feasibility Study ("2023 Study"), the Lynn Lake project is a long-life, low-cost project located in Manitoba, Canada. Based on existing Mineral Reserves, Lynn Lake is expected to produce 2.2 million ounces over a 17-year mine life. The operation is expected to produce an annual production of 176,000 ounces over its first ten years at first quartile mine-site AISC.
Burnt Timber and Linkwood Study
On February 13, 2025, the Company reported positive results of an internal economic study completed on its Burnt Timber and Linkwood satellite deposits located in proximity to the Lynn Lake project in Manitoba, Canada. In August 2023, the 2023 Study was released on the Lynn Lake project outlining a long-life, low-cost project in Canada with attractive economics. The 2023 Study was based only on the Gordon and MacLellan deposits which are to be mined over the first 11 years, with the processing of lower-grade stockpiled ore for the remainder of the 17-year mine life. The Burnt Timber and Linkwood deposits are expected to provide a source of additional mill feed to the Lynn Lake project starting in year 12, deferring the lower grade stockpiles until later in the mine plan. This is expected to extend the mine life of the combined Lynn Lake project to 27 years, increase longer term production rates, and enhance its economics as a low-capital, high-return satellite project.
The two deposits are expected to have an average annual production of 83,000 ounces of gold over a 10 year mine life. By leveraging mining equipment and planned processing infrastructure at Lynn Lake, the project is expected to be developed for low initial capital of $67 million. This is expected to contribute to high returns for the Burnt Timber and Linkwood satellite deposits, with an after-tax Internal Rate of Return ("IRR") of 54%, and after-tax Net Present Value of ("NPV") (5%) of $177 million at a base case gold price assumption of $2,200 per ounce and CAD/USD foreign exchange rate of $0.75:1. At spot prices of approximately $2,800 per ounce and CAD/USD foreign exchange rate of $0.70:1, returns increase to an after-tax IRR of 83% and after-tax NPV (5%) of $292 million.
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2024 Management’s Discussion and Analysis
PDA economic study and permit amendment
On September 4, 2024, the Company reported the results of the development plan for the PDA project located within the Mulatos District. PDA is a higher-grade underground deposit adjacent to the Mulatos open pit and will benefit from the use of existing crushing infrastructure from Cerro Pelon, supporting lower initial capital and project execution risk.
On January 29, 2025, the Company announced it has been granted approval of an amendment to its existing MIA by SEMARNAT, allowing for the start of construction on the PDA project. Construction activities on PDA are expected to ramp up toward the middle of 2025. Capital spending on PDA is expected to total $37 to $40 million in 2025 to advance underground development and procurement of mill long lead time items. The remainder of the total initial capital estimate of $165 million will be spent in 2026 and 2027 with first production anticipated mid-2027.
PDA is expected to produce an average of 127,000 ounces per year over the first four years and 104,000 ounces over the current mine life (based on Mineral Reserves as at December 31, 2023). Total cash costs of $921 per ounce and mine-site AISC of $1,003 per ounce are consistent with the Company’s overall low cost structure and strategy of advancing high-return projects. At a gold price of $1,950 per ounce and a MXN/USD foreign exchange ratio of 18:1, PDA has an after-tax NPV (5%) of $269 million and an after-tax IRR of 46% with a two-year payback. The robust economics further improve at a gold price of $2,500 per ounce, with the after-tax NPV (5%) increasing to $492 million, after-tax IRR at 73%, and a payback of 1.5 years.
Credit Facility Increase
On February 18, 2025, the Company amended and upsized the Facility from $500.0 million to $750.0 million, not including an uncommitted $250.0 million accordion feature. The new borrowing costs under the Facility are Adjusted Term SOFR Rate plus 1.45% to 2.50% based on the Company’s net leverage ratio, as defined in the agreement. As at February 19, 2025, based on the Company's current net leverage ratio, the Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.45% on drawn amounts and stand-by fees of 0.29% on undrawn amounts. The Facility matures on February 20, 2029.
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2024 Management’s Discussion and Analysis
Outlook and Strategy

2025 Guidance
	Island Gold District	Young-Davidson	Mulatos	Lynn Lake	Total
Gold production (000's ounces)	275 - 300	175 - 190	130 - 140	—	580 - 630
Cost of sales, including amortization (in millions)(3)					$805
Cost of sales, including amortization ($ per ounce)(3)					$1,330
Total cash costs ($ per ounce)(1)	$725 - $775	$1,075 - $1,125	$925 -$975	—	$875- $925
All-in sustaining costs ($ per ounce)(1)					$1,250 - $1,300
Mine-site all-in sustaining costs ($ per ounce)(1)(2)	$1,100 - $1,150	$1,390 - $1,440	$1,025 - $1,075	—
Capital expenditures (in millions)
Sustaining capital(1)	$80 - $85	$55 - $60	$3 - $5	—	$138 - $150
Growth capital(1)	$270 - $300	$15 - $20	$37 - $40	$100-120	$422- $480
Total Sustaining and Growth Capital (1)	$350 - $385	$70 - $80	$40 - $45	$100-120	$560 - $630
Capitalized exploration(1)	$20	$9	$6	$4	$39
Total capital expenditures and capitalized exploration(1)	$370 - $405	$79 - $89	$46 - $51	$104-124	$599- $699
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share-based compensation expenses to the mine sites.
(3)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that supports growing returns to all stakeholders over the long-term, through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
2024 Year in Review
The Company delivered another record operational and financial performance in 2024. Full year production was in-line with guidance and increased 7% from 2023 to a record 567,000 ounces, reflecting the acquisition of the Magino mine in July, and strong ongoing performances from Island Gold and the Mulatos District. Through record production, sales, and gold prices, 2024 revenues increased 32% from 2023 to a record $1.3 billion. Full year costs were also in-line with guidance contributing to strong margin expansion. Through growing production and increasing margins, the Company generated record free cash flow of $272.3 million while continuing to fund its high-return growth initiatives including the Phase 3+ Expansion at Island Gold, and a record exploration program.
The Mulatos District had another strong year with production exceeding increased guidance, and the operation generating record mine-site free cash flow of $239.9 million in 2024. Young-Davidson also generated a record $140.9 million in mine-site free cash flow, marking the fourth consecutive year free cash flow has exceeded $100 million. Island Gold had another solid year on multiple fronts with production at the top end of guidance, significant progress made on the Phase 3+ Expansion, and ongoing exploration success driving another year of substantial growth in Mineral Reserves and Resources. With the strong operational performance, this significant investment in growth was all self-financed by Island Gold.
The integration of the Magino and Island Gold operations continues to advance providing significant synergies. Immediate capital savings have already been realized, with the previously planned mill and tailings expansions at Island Gold no longer required. The utilization of the larger and more efficient Magino mill to process Island Gold ore is expected to drive operating cost synergies starting in 2025 with further improvements in 2026 upon completion of the Phase 3+ Expansion. The Magino mill is expected to ramp up to 11,200 tpd by the end of the first quarter of 2025 after which it will begin processing ore from Island Gold at significantly lower processing costs.
The acquisition has also de-risked the Phase 3+ Expansion and unlocked longer term upside potential across the Island Gold District. The shaft sink has advanced to a depth of 1,000 metres as of mid-February and is expected to reach the ultimate planned depth of 1,373 metres in the third quarter. The expansion remains on track to be completed in the first half of 2026, which will be a significant driver of further free cash flow growth over the longer-term through increasing production and declining costs.
The Company continues to advance its other high-return internal growth opportunities, including PDA and Lynn Lake. As outlined in the September 2024 development plan, PDA is an attractive, low-cost, high-return underground project with an estimated after-tax IRR of 46% at a conservative gold price of $1,950 per ounce, increasing to 73% at $2,500 per ounce. Based on its existing Mineral Reserves at year-end 2024, PDA is expected to more than triple the Mulatos District mine life to at least 2036, with excellent exploration upside. In January 2025, an amendment to the existing MIA was received allowing for the start of construction. Development activities are expected to ramp up in the second half of the year with initial production expected mid-2027.
                                        11

2024 Management’s Discussion and Analysis
Detailed engineering on the Lynn Lake project continued through 2024 in advance of the construction decision made in January 2025. With the Closure Plan filed, and all key permits needed to start development of the project approved, construction activities are expected to ramp up starting in the first quarter of 2025 putting first gold production on track for the first half of 2028.
Additionally, a positive internal study on the Burnt Timber and Linkwood satellite deposits was completed in February 2025 outlining a low capital intensity, high-return project that will leverage existing infrastructure from the Lynn Lake project. As satellite deposits to the Lynn Lake project, the incorporation of Burnt Timber and Linkwood is expected to extend the combined mine life, and increase longer term production rates at a low all in cost, enhancing already attractive economics.
Global Mineral Reserves and Resources continue to grow supporting this strong portfolio of growth assets. Mineral Reserves increased 31% in 2024 to 14.0 million ounces (298 mt grading 1.45 g/t Au), reflecting the addition of Magino, an initial Reserve at Burnt Timber and Linkwood, and tremendous ongoing exploration success at Island Gold. This marks the sixth consecutive year of growth in Mineral Reserves for a cumulative increase of 44% over that time frame.
Island Gold continues to be a significant driver of growth with its combined Mineral Reserve and Resources increasing 9% to 6.7 million ounces at substantially higher grades. This included a 32% increase in Mineral Reserves to 2.3 million ounces with grades increasing 11% to 11.40 g/t Au. Inferred Mineral Resources also increased 2% to 3.8 million ounces, with additions more than replacing the conversion to Mineral Reserves, while grades increased an impressive 13% to 16.52 g/t Au. Island Gold continues to establish itself as one of the highest-grade and fastest growing deposits in the world.
This growth will be incorporated into the Island Gold District Life of Mine plan to be released mid-2025 and an Expansion Study expected to be released in the fourth quarter. The growing deposit and significant increase in grades are expected to support higher average annual gold production over the longer term.
2025 Outlook
The Company provided three-year production and operating guidance in January 2025, which outlined growing production at declining costs over the next three years. Refer to the Company’s January 13, 2025 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2025 guidance and three-year production, cost and capital outlook.
On February 1, 2025, the United States introduced tariffs on imports from countries including Canada and Mexico. In response, the Canadian and Mexican governments announced retaliatory tariffs on imports from the United States. Subsequently, all three countries postponed their previously announced tariffs for 30 days. The Company does not expect its revenue structure will be impacted by the tariffs as its gold production is refined in Canada or Europe. While there is uncertainty as to whether the tariffs or retaliatory tariffs will be implemented, and the quantum of such tariffs, the Company’s cost structure predominantly relates to input costs which are not expected to be directly affected by the tariffs, including labour and contractors. The Company will continue to monitor developments and may take steps to limit the impact of any tariffs as may be appropriate in the circumstances. The Company's cost and capital guidance released in January 2025 does not factor any potential impact from such tariffs.
Gold production in 2025 is expected to range between 580,000 and 630,000 ounces, a 7% increase from 2024 (based on the mid-point) driven by the ramp up of production at Island Gold, and a full year of operation at Magino. First quarter production is expected to be between 125,000 and 140,000 ounces at costs consistent with the top end of guidance for the first half of the year. Production is expected to increase and costs decrease into the second quarter, with a more significant improvement expected in the second half of the year.
Total cash costs and AISC are expected to decrease slightly in 2025 compared with 2024, with costs higher in the first half of the year and decreasing in the second half of the year. AISC are expected to decrease approximately 15% in the second half of 2025, relative to the first half of the year, driven by higher grades and mining rates at Island Gold, higher grades at La Yaqui Grande, as well as a lower contribution from residual leaching from Mulatos. Production from residual leaching carries higher reported costs though is very profitable from a cash flow perspective, with the majority of these costs previously incurred and recorded in inventory.
By 2027, production is expected to increase 24% to a range of 680,000 to 730,000 ounces, and AISC to decrease 8%, relative to 2024, driven by low-cost growth from Island Gold following the completion of the Phase 3+ Expansion. A further increase in production and decrease in costs is expected into 2028 with the startup of production from Lynn Lake. With average annual production of 176,000 ounces over its first 10 years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year.
Capital spending is expected to increase in 2025 reflecting the inclusion of development capital for Lynn Lake and PDA, with the start of construction on both projects in 2025, as well as the final full year of capital on the Phase 3+ Expansion. Capital spending is expected to increase modestly into 2026 with the lower capital at the Island Gold District offset by the ramp up in spending on Lynn Lake and PDA. In 2027, capital spending is expected to decrease 27% relative to 2026 driven by significantly lower capital at the Island Gold District, and the completion of construction of PDA. A further decrease in capital is expected in 2028 with the completion of construction of Lynn Lake.
The global exploration budget for 2025 is $72 million, a 16% increase from $62 million spent in 2024, and the largest in the Company's history reflecting broad based exploration success across its assets. This includes expanded exploration programs at the Island Gold District and Qiqavik, as well as significant ongoing programs at Young-Davidson and the Mulatos District.
Given the strong ongoing profitability of the Mulatos District operation, the Company expects to pay between $70 and $80 million in cash tax payments in Mexico in 2025, which includes the 2024 year-end tax payment due in the first quarter of 2025 of approximately $45 million. Additionally, as previously guided, the Company's cash flow during 2025 will be impacted by the
                                        12

2024 Management’s Discussion and Analysis
planned delivery of 49,384 ounces into the gold prepayment facility. The ounces will be delivered monthly in 2025 (approximately 4,115 ounces per month) and recorded as revenue based on the prepay price of $2,524 per ounce. There will be no cash flow associated with the sale of these ounces in 2025, with proceeds already received in 2024.
The Company remains well positioned to fund its high-return growth projects internally with strong ongoing free cash flow, $327.2 million of cash and cash equivalents at the end of 2024, and approximately $827.2 million of total liquidity. Cash and cash equivalents increased by 12% from the third quarter driven by continued free cash flow generation. At current gold prices, the Company expects to continue generating positive free cash flow while funding its growth projects, with a significant increase in free cash flow expected following the completion of the Phase 3+ Expansion in 2026, PDA in 2027, and Lynn Lake in 2028.
                                        13

2024 Management’s Discussion and Analysis
Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling approximately 18,731 ha and is situated on the site of two past producing mines. The Young-Davidson mine declared commercial production in 2013 and has since produced over two million ounces of gold.
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Gold production (ounces)	45,700	49,800	174,000	185,100
Gold sales (ounces)	45,441	48,052	173,274	182,796
Financial Review (in millions)
Operating Revenues	$120.5	$94.8	$415.3	$355.3
Cost of sales (1)	$65.9	$64.6	$261.9	$248.2
Earnings from operations	$53.7	$29.8	$207.5	$104.2
Cash provided by operating activities	$71.6	$59.0	$227.0	$184.8
Capital expenditures (sustaining) (2)	$10.6	$13.9	$45.7	$49.0
Capital expenditures (growth) (2)	$8.7	$8.8	$34.5	$13.1
Capital expenditures (capitalized exploration) (2)	$2.0	$1.3	$5.9	$5.1
Mine-site free cash flow (2)	$50.3	$35.0	$140.9	$117.6
Cost of sales, including amortization per ounce of gold sold (1)	$1,450	$1,344	$1,511	$1,358
Total cash costs per ounce of gold sold (2)	$955	$920	$1,047	$938
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,191	$1,211	$1,314	$1,208
Underground Operations
Tonnes of ore mined	738,717	687,738	2,786,639	2,878,155
Tonnes of ore mined per day	8,030	7,475	7,614	7,885
Average grade of gold (4)	2.10	2.39	2.08	2.20
Metres developed	1,953	2,045	8,274	9,085
Mill Operations
Tonnes of ore processed	746,709	724,670	2,806,192	2,878,047
Tonnes of ore processed per day	8,116	7,877	7,667	7,885
Average grade of gold (4)	2.10	2.38	2.08	2.20
Contained ounces milled	50,325	55,412	187,321	203,791
Average recovery rate	91%	91%	91%	90%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share-based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Operational review
Young-Davidson produced 45,700 ounces of gold in the fourth quarter, 8% lower than the prior year period with lower grades mined partially offset by stronger mining rates. Production for the full year totaled 174,000 ounces, slightly below guidance and the prior year, due to lower tonnes and grades mined.
Mining rates averaged 8,030 tonnes per day ("tpd") in the fourth quarter, in-line with guidance and a 7% increase compared to the prior year period. Mining rates averaged 7,614 tpd for the full year, reflecting temporary lower scoop availability earlier in the year.
Milling rates averaged 8,116 tpd in the fourth quarter, 3% higher than the prior year period. For the full year, milling rates averaged 7,667 tpd, 3% lower than the prior year. Milling rates for both the fourth quarter and full year were consistent with mining rates. For the fourth quarter, milled grades averaged 2.10 g/t Au, up slightly from the third quarter. Mill recoveries averaged 91% for the fourth quarter and full year, in-line with annual guidance.
                                        14

2024 Management’s Discussion and Analysis
Financial Review
Revenues increased to $120.5 million in the fourth quarter, 27% higher than the prior year period, driven by higher realized gold prices, partially offset by lower ounces sold. Similarly, revenues for the full year of $415.3 million were 17% higher than the prior year with higher realized gold prices partially offset by lower ounces sold.
Cost of sales were $65.9 million in the fourth quarter, marginally higher than the prior year period. Cost of sales were $261.9 million for the full year, a 6% increase compared to the prior year, primarily driven by labour inflation.
Total cash costs were $955 per ounce in the fourth quarter, a 4% increase compared to the prior year period. Total cash costs were $1,047 per ounce for the full year, higher than the prior year as a result of inflation, but in-line with annual guidance.
Mine-site AISC were $1,191 per ounce for the fourth quarter, a 2% decrease compared to the prior year period due to timing of sustaining capital expenditures. Mine-site AISC averaged $1,314 per ounce for the full year, above the prior year and annual guidance reflecting higher sustaining capital per ounce.
Capital expenditures in the fourth quarter totaled $21.3 million, including $10.6 million of sustaining capital and $8.7 million of growth capital. Additionally, $2.0 million was invested in capitalized exploration during the quarter. Capital expenditures, inclusive of capitalized exploration, totaled $86.1 million for the full year.
Young-Davidson generated record mine-site free cash flow of $50.3 million in the fourth quarter, and a record $140.9 million for 2024. This marked the fourth consecutive year the operation has generated more than $100 million of mine-site free cash flow. With a 14-year Mineral Reserve life, Young-Davidson is well positioned to generate similar levels of free cash flow over the long-term.
                                        15

2024 Management’s Discussion and Analysis
Island Gold District

The Island Gold District is comprised of the adjacent Island Gold and Magino mines, located just east of the town of Dubreuilville, Ontario, Canada, 83 kilometre (“km”) northeast of Wawa. Island Gold is an underground mine and one of Canada’s highest grade and lowest cost gold mines. Magino is a large open pit mining operation located within 300 metres of the Island Gold deposit.
Alamos holds 100% of all mining titles related to the Island Gold District, which comprises approximately 58,921 ha. The Island Gold mine began production in October 2007. The Magino mine declared commercial production in the fourth quarter of 2023.
The Company completed the acquisition of the Magino mine on July 12, 2024.
Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Gold production (ounces)	39,400	31,600	155,000	131,400
Gold sales (ounces)	39,595	30,464	152,170	127,629
Financial Review (in millions)
Operating Revenues	$103.9	$60.0	$363.1	$247.8
Cost of sales (1)	$34.7	$33.8	$132.2	$123.6
Earnings from operations	$68.2	$25.3	$225.9	$120.5
Cash provided by operating activities	$81.8	$39.9	$269.2	$164.9
Capital expenditures (sustaining) (2)	$7.7	$10.9	$41.1	$43.9
Capital expenditures (growth) (2)	$74.3	$59.7	$203.5	$178.1
Capital expenditures (capitalized exploration) (2)	$1.7	$3.3	$12.4	$11.1
Mine-site free cash flow (2)	($1.9)	($34.0)	$12.2	($68.2)
Cost of sales, including amortization per ounce of gold sold (1)	$876	$1,110	$869	$968
Total cash costs per ounce of gold sold (2)	$594	$775	$592	$669
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$791	$1,136	$865	$1,017
Underground Operations
Tonnes of ore mined	112,980	114,895	396,686	437,541
Tonnes of ore mined per day	1,228	1,249	1,084	1,199
Average grade of gold (4)	11.05	8.96	12.39	9.43
Metres developed	1,914	1,730	6,626	8,031
Mill Operations
Tonnes of ore processed	110,096	116,440	392,460	439,008
Tonnes of ore processed per day	1,197	1,266	1,072	1,203
Average grade of gold (4)	11.19	8.76	12.47	9.48
Contained ounces milled	39,614	32,797	157,379	133,826
Average recovery rate	98%	98%	98%	97%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share-based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Operational review
Island Gold produced 39,400 ounces in the fourth quarter of 2024, a 25% increase from the prior year period, driven by an increase in grades processed. For the full year, Island Gold produced a record 155,000 ounces, an 18% increase compared to the prior year and at the top-end of annual guidance.
Underground mining rates averaged 1,228 tpd in the fourth quarter, in-line with guidance. Full year mining rates averaged 1,084 tpd, below annual guidance reflecting scheduled downtime in July to upgrade the underground ventilation infrastructure, as well as a focus on maximizing the extraction of significantly higher-grade ore from within the 1025 mining horizon in the first half of the year. The upgrade to the ventilation infrastructure was successfully completed as part of the Phase 3+ Expansion project and
                                        16

2024 Management’s Discussion and Analysis
will support increased development rates in the near term and higher underground mining rates over the longer term, following the completion of the expansion.
Grades mined averaged 11.05 g/t Au in the fourth quarter, 23% higher than in the prior year period. Grades mined averaged 12.47 g/t Au for the full year, 32% higher than in the prior year and consistent with the upper end of annual guidance.
Mill throughput averaged 1,197 tpd for the fourth quarter and 1,072 tpd for the full year, consistent with mining rates. Mill recoveries averaged 98% for the full year, above guidance and reflecting the higher grades processed in the quarter and for the year. Mill recoveries are expected to return to within the guided range of 96-97% in 2025.
As previously disclosed, the Island Gold mill is expected to be shut down at the end of the first quarter of 2025, following which ore from Island Gold will be trucked and processed through the larger and more cost-effective Magino mill.
Financial Review
Revenue of $103.9 million in the fourth quarter were 73% higher than the prior year period, driven by higher realized gold price and an increase in ounces sold. Similarly, revenues of $363.1 million for the full year were 47% higher than the prior year.
Cost of sales of $34.7 million in the fourth quarter and $132.2 million for the full year were 3% and 7% higher than the prior year periods, respectively, due to the increase in ounces sold. On a per ounce basis, cost of sales were 21% and 10% lower in the fourth quarter and the full year, respectively, as compared to the prior year periods due to the higher grades processed.
Total cash costs were $594 per ounce in the fourth quarter, and $592 per ounce for the full year, both lower than the prior year periods and consistent with guidance. Mine-site AISC of $791 per ounce for the fourth quarter and $865 per ounce for the full year, were lower than annual guidance, driven by higher grades processed and lower sustaining capital expenditures.
Total capital expenditures were $83.7 million in the fourth quarter, including $74.3 million of growth capital and $1.7 million of capitalized exploration. Growth capital spending remained primarily focused on the Phase 3+ Expansion shaft site infrastructure, paste plant, and shaft sinking, which advanced to a depth of 882 m by the end of the year, and is scheduled to be completed in the third quarter of 2025. Additionally, detailed engineering continued to advance on the expansion of the Magino mill to 12,400 tpd. The expansion of the Magino mill is expected to be completed by mid-2026 to coincide with the completion of the Phase 3+ Expansion at Island Gold. Capital expenditures, inclusive of capitalized exploration, totaled $257.0 million for the full year, in-line with guidance.
Mine-site free cash flow was negative $1.9 million for the fourth quarter and positive $12.4 million for the full year net of the significant capital investment related to the Phase 3+ Expansion, as well as a robust exploration program. At current gold prices, Island Gold is expected to continue self funding the Phase 3+ Expansion capital. The operation is expected to generate significant free cash flow from 2026 onward with the completion of the expansion.
                                        17

2024 Management’s Discussion and Analysis
Magino Mine Financial and Operational Review
The results for Magino are for Alamos’ ownership period from July 12, 2024 to December 31, 2024.

	Three months ended December 31,	July 12 - December 31,
	2024	2024
Gold production (ounces)	16,200	33,000
Gold sales (ounces)	16,505	31,271
Financial Review (in millions)
Operating Revenues	$44.2	$81.2
Cost of sales (1)	$35.4	$73.9
Earnings from operations	$8.4	$6.6
Cash provided (used) by operating activities	$1.4	($12.2)
Capital expenditures (sustaining) (2)	$10.4	$18.9
Lease payments (sustaining) (2),(5)	$5.2	$10.6
Capital expenditures (growth) (2)	$6.9	$6.9
Capital expenditures (capitalized exploration) (2)	$2.2	$2.2
Mine-site free cash flow (2),(5)	($18.1)	($40.2)
Cost of sales, including amortization per ounce of gold sold (1)	$2,145	$2,363
Total cash costs per ounce of gold sold (2)	$1,672	$1,836
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$2,666	$2,824
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,020,260	1,838,496
Tonnes of ore mined per day	11,090	10,689
Total waste mined - open pit (4)	3,877,170	6,759,562
Total tonnes mined - open pit	4,897,430	8,598,059
Waste-to-ore ratio	3.96	4.18
Average grade of gold (4)	0.73	0.81
Mill Operations
Tonnes of ore processed	615,076	1,165,551
Tonnes of ore processed per day	6,686	6,776
Average grade of gold processed (4)	0.89	0.91
Contained ounces milled	17,571	33,941
Average recovery rate	94%	95%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share-based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
(5)Mine-site free cash flow does not include lease payments which are classified as cash flows from financing activities on the consolidated financial statements.
Operational Review (the fourth quarter and Alamos’ ownership period from July 12, 2024 to December 31, 2024)
Magino produced 16,200 ounces of gold in the fourth quarter and 33,000 ounces of gold during Alamos' ownership period starting July 12, 2024.
Mining rates averaged 53,233 tpd during the fourth quarter, up from 46,258 tpd during the period of ownership in the third quarter. This included 11,090 tpd of ore in the fourth quarter up from 10,228 tpd during the third quarter. With a number of mill optimization initiatives implemented during the second half of 2024, mining activities were focused on stripping activities while continuing to stockpile lower grade ore for future processing.
Mill throughput averaged 6,686 tpd in the fourth quarter down slightly from the third quarter and lower than planned, primarily due to longer than expected downtime to replace the primary crusher. A number of optimization initiatives were implemented within the Magino mill which required downtime during the second half of 2024. This included replacing the secondary crusher during the third quarter, with additional downtime in the fourth quarter to replace the primary crusher. These improvements were completed by the end of 2024 and will support higher throughput rates going forward. Mill throughput is expected to increase to approximately 11,200 tpd by the end of the first quarter of 2025, at which point the Island Gold mill will be shut down and ore from Island Gold will be trucked and processed through the larger and more cost-effective Magino mill.
                                        18

2024 Management’s Discussion and Analysis
Grades processed during the fourth quarter and Alamos' period of ownership in 2024 were 0.89 g/t Au and 0.91 g/t Au, respectively. Recoveries for the period of ownership were 95%, above expectations reflecting the strong performance of the gravity circuit.
Financial Review (for Alamos’ ownership period from July 12, 2024 to December 31, 2024)
Revenues were $44.2 million for the fourth quarter and $81.2 million for the period of Alamos' ownership during the second half of the year, with cost of sales of $35.4 million and $73.9 million for the same respective periods. Total cash costs were $1,672 per ounce in the fourth quarter and impacted by lower gold production due to the crushing circuit downtime to replace the primary crusher. Mine-site AISC for the fourth quarter were $2,666 per ounce, an 11% decrease from Alamos' ownership in the third quarter.
Total capital expenditures, excluding lease payments, were $19.5 million in the fourth quarter and $28.0 million for the period of Alamos' ownership in the second half of the year, in-line with guidance. Capital spending primarily included capitalized stripping costs, and mobile and fixed plant equipment.
The operation was negative $18.1 million of mine-site free cash flow in the fourth quarter, and negative $40.2 million of mine-site free cash flow during the period of Alamos' ownership, driven primarily by changes in working capital and mill downtime for the crusher replacements which impacted gold production. The Company expects an improvement to the profitability of the operation in 2025 reflecting higher production and lower costs.
                                        19

2024 Management’s Discussion and Analysis
Mulatos District

The Mulatos District (Mulatos and La Yaqui Grande mines) is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of approximately 34,364 hectares of mineral concessions within the Mulatos District. The Mulatos mine achieved commercial production in 2006, with La Yaqui Grande commencing operations in June 2022.
Mulatos District Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Gold production (ounces)	38,900	48,100	205,000	212,800
Gold sales (ounces)	39,717	50,489	203,519	215,833
Financial Review (in millions)
Operating Revenues	$107.2	$99.8	$487.3	$420.2
Cost of sales (1)	$64.9	$68.3	$283.1	$265.9
Earnings from operations	$39.9	$31.0	$191.1	$144.4
Cash provided by operating activities	$58.7	$35.8	$260.0	$172.5
Capital expenditures (sustaining) (2)	$1.3	$1.8	$4.4	$11.3
Capital expenditures (growth) (2)	$2.4	$1.1	$8.2	$7.3
Capital expenditures (capitalized exploration) (2)	$1.6	$5.5	$7.5	$11.8
Mine-site free cash flow (2)	$53.4	$27.4	$239.9	$142.1
Cost of sales, including amortization per ounce of gold sold (1)	$1,634	$1,353	$1,391	$1,232
Total cash costs per ounce of gold sold (2)	$1,113	$957	$935	$883
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,198	$1,030	$1,001	$967
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	965,182	920,058	3,951,240	3,867,172
Total waste mined - open pit (6)	4,188,162	4,918,849	16,185,032	22,069,019
Total tonnes mined - open pit	5,153,345	5,838,907	20,136,272	25,936,191
Waste-to-ore ratio (operating)	4.34	4.97	4.10	4.99
Crushing and Heap Leach Operations
Tonnes of ore stacked	991,160	954,127	3,960,225	3,936,145
Average grade of gold processed (5)	0.93	1.64	1.27	1.55
Contained ounces stacked	29,484	50,422	161,205	196,619
Average recovery rate	98%	67%	98%	78%
Ore crushed per day (tonnes)	10,800	10,400	10,800	10,800
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	—	—	—	2,250,380
Total waste mined - open pit (6)	—	—	—	1,309,034
Total tonnes mined - open pit	—	—	—	3,559,415
Waste-to-ore ratio (operating)	—	—	—	0.58
Crushing and Heap Leach Operations
Tonnes of ore stacked	—	758,627	—	4,488,365
Average grade of gold processed (5)	—	2.17	—	1.34
Contained ounces stacked	—	52,924	—	193,299
Average recovery rate	—	27%	—	31%
Ore crushed per day (tonnes)	—	8,200	—	12,300
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share-based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.
                                        20

2024 Management’s Discussion and Analysis
Mulatos District Operational Review
The Mulatos District produced 38,900 ounces in the fourth quarter, 19% lower than the prior year period due to planned lower grades processed at La Yaqui Grande. Production for the full year totaled 205,000 ounces, exceeding the top end of the revised annual guidance by 5%, reflecting the strong ongoing performance from La Yaqui Grande.
La Yaqui Grande produced 28,900 ounces in the fourth quarter and 158,600 ounces for the full year, exceeding expectations, reflecting higher stacking and recovery rates. Grades stacked averaged 0.93 g/t Au for the fourth quarter, in-line with expectations. Grades stacked over the full year averaged 1.27 g/t Au, consistent with guidance. Stacking rates of 10,800 tpd in both the fourth quarter and full year were above annual guidance of 10,000 tpd. The recovery rate of 98% in the fourth quarter and for the full year was above full year guidance reflecting the timing of ounces stacked relative to their recovery. Recoveries are expected to normalize in 2025 to between 70% and 90%.
Mulatos commenced residual leaching in December 2023 and produced 10,000 ounces in the fourth quarter and 46,400 ounces for the full year, in-line with expectations.
Mulatos District Financial Review
Revenues of $107.2 million in the fourth quarter and $487.3 million for the full year were 7% and 16%, respectively, higher than the comparative periods, reflecting higher realized gold prices, partially offset by lower ounces sold.
Cost of sales decreased to $64.9 million in the fourth quarter, 5% lower than the prior year period, driven by the weaker Mexican peso and lower ounces sold. Cost of sales were $283.1 million for the full year, a 6% increase compared to the prior year due to inflationary pressures, partially offset by lower ounces sold.
Total cash costs of $1,113 per ounce and mine-site AISC of $1,198 per ounce in the fourth quarter were higher than the prior year period, primarily driven by inflation and lower grades stacked at La Yaqui Grande. Full year total cash costs of $935 per ounce and mine-site AISC of $1,001 per ounce were at the low end of guidance, and slightly higher than the prior year due to lower grades stacked.
Capital expenditures totaled $5.3 million in the fourth quarter, including $1.3 million of sustaining capital and $1.6 million of capitalized exploration. For the full year, capital spending totaled $20.1 million, including $4.4 million of sustaining capital and $7.5 million of capitalized exploration. Growth capital spending of $8.2 million for the full year was focused on the completion of the water treatment plant construction at La Yaqui Grande, as well as completion of the hydro electric line connecting the Mulatos District to the national grid at the end of November. This eliminates the need for on-site diesel generated power, greatly reducing GHG emissions, and provides a significant energy cost savings moving forward which has been factored into 2025 guidance.
The Mulatos District generated mine-site free cash flow of $53.4 million for the fourth quarter and a record $239.9 million for the full year, 95% and 69% higher than the prior year periods, respectively. The strong free cash flow generation was net of $7.4 million of cash tax payments in the fourth quarter and $82.2 million in the year. Given the strong profitability of the operation in 2024, the Company expects to make significant cash tax payments in Mexico in 2025, similar to 2024. This includes the 2024 year end tax payment due in the first quarter, which is expected to be approximately $45 million.

                                        21

2024 Management’s Discussion and Analysis
Fourth Quarter 2024 Development Activities

Island Gold (Ontario, Canada)
Phase 3+ Expansion
In 2022, the Company released the Phase 3+ Expansion Study (“P3+ Study”) conducted on its Island Gold mine. The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
On September 4, 2024, the Company announced an update to the initial capital estimate for the Phase 3+ Expansion, reflecting inflation and scope changes since the P3+ Study was completed in the first half of 2022, as well as synergies from the acquisition of Magino. Initial capital for the Phase 3+ Expansion was increased by approximately $40 million to $796 million, a 5% increase from the initial capital estimate provided in the first half of 2022. As of December 31, 2024, 72% of the total initial capital has been spent and committed on the project.
The increase was driven by ongoing inflationary pressures since 2022, and scope changes to the project, partially offset by synergies from the Magino acquisition, and the weaker Canadian dollar. The key changes within the updated capital estimate are as follows:
•Magino mill expansion: $40 million increase for the expansion of the Magino mill to 12,400 tpd by 2026
•Inflation: $90 million increase in capital driven by more than two years of labour and material inflation representing a 12% increase on the total capital spend between 2022 and 2026. Since the P3+ Study was completed in the first half of 2022, company-wide inflation has averaged 5% per year
•Scope changes: $30 million increase reflecting the following changes to the project:
◦Relocation of crushing facility from surface to underground. This will further optimize the flow of ore handling from the underground to the mill, and reduce required maintenance of the hoisting plant
◦Construction of a larger and modern administrative building at the shaft site
◦Construction of a new haul road from the underground portal at Island Gold to the Magino mill, allowing ore to be transported to the larger Magino mill for processing in 2025
•Synergies: $90 million decrease in capital with the mill expansion at Island Gold no longer required
•Weaker Canadian dollar: $30 million decrease in capital based on updated USD/CAD assumption of $0.75:1. The initial capital estimate prepared in 2022 was based on a USD/CAD exchange rate of $0.78:1
During the fourth quarter of 2024, the Company spent $74.3 million on the Phase 3+ Expansion and capital development. Progress on the Phase 3+ Expansion during the fourth quarter is summarized as follows:
•Shaft sinking advanced to a depth of 882 m by the end of the fourth quarter
•Magino mill expansion detailed engineering 20% complete and expected to be completed by end of 2025
•Bin house steel installation completed and cladding in progress
•Completed foundation, steel erection, roof and cladding for water handling facility
•Paste plant detailed engineering and earthworks completed; foundations more than 85% complete
•Continued construction of the haul road from Island Gold to the Magino mill with completion expected in Q1 2025
•Advanced lateral development to support higher mining rates with the Phase 3+ Expansion
The Phase 3+ Expansion remains on schedule to be completed in the first half of 2026.

                                        22

2024 Management’s Discussion and Analysis

(in US$M) Growth capital (including indirects and contingency)	P3+ Estimate Sep 2024[1]	Spent to date[1,2]	Committed to date[1]	% of Spent & Committed
Shaft & Shaft Surface Complex	297	217	35	85%
Mill Expansion (including Magino mill) [4]	54	25	27	96%
Paste Plant	55	18	13	56%
Power Upgrade	35	18	7	71%
Effluent Treatment Plant	19	—	—	—%
General Indirect Costs	80	54	6	75%
Contingency[3]	18	—	—	—
Total Growth Capital	$558	$332	$88	75%

Underground Equipment, Infrastructure & Accelerated Development	238	154	—	65%
Total Growth Capital (including Accelerated Spend)	$796	$486	$88	72%
1.Phase 3+ 2400 Study is as of January 2022. A capital estimate update was released in September 2024 following completion of the acquisition of the Magino mine and the capital estimates disclosed reflect those updated capital estimates, based on USD/CAD exchange $0.75:1. Spent to date based on average USD/CAD of $0.74:1 since the start of 2022. Committed to date based on the spot USD/CAD rate as at December 31, 2024 of $0.70:1.
2.Amount spent to date accounted for on an accrual basis, including working capital movements.
3.Contingency has been allocated to the various areas.
4.No further capital is expected to be incurred on the Island Gold mill expansion with the acquisition of Argonaut.

Island Gold shaft site area - January 2025

                                        23

2024 Management’s Discussion and Analysis
Island Gold paste plant - January 2025
Lynn Lake (Manitoba, Canada)
On January 13, 2025, the Company announced a positive construction decision on the Lynn Lake project. With the approval of the Closure Plan in January 2025, the required permitting and pre-construction conditions have been met allowing for the start of construction on the Lynn Lake project. Construction activities will begin ramping up during the first quarter of 2025 with initial production expected during the first half of 2028.
With average annual production of 176,000 ounces over its first ten years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year. Growth capital spending at Lynn Lake is expected to be between $100 million and $120 million in 2025 and will be focused on access road upgrades, camp construction, bulk earthworks, and orders for long lead-time items.
Construction activities and capital spending are expected to increase in 2026 and 2027 with first gold production expected in the first half of 2028. Total initial capital for Lynn Lake was estimated to be $632 million in the 2023 Study, based on input costs as of the fourth quarter of 2022. Given ongoing industry-wide labour and materials inflation, which has averaged close to 5% per year since the end of 2022, initial capital is expected to increase by approximately 10%.
Highlights of the 2023 Study include:
•average annual gold production of 207,000 ounces over the first five years and 176,000 ounces over the initial 10 years
•low-cost profile: average mine-site all-in sustaining costs of $699 per ounce over the first 10-years and $814 per ounce over the life of mine
•17-year mine life, with life of mine production of 2.2 million ounces
•After-tax NPV (5%) of $428 million (base case gold price assumption of $1,675 per ounce and USD/CAD foreign exchange rate of $0.75:1); after-tax IRR of 17%
•After-tax NPV (5%) of $670 million, and an after-tax IRR of 22%, at gold prices of approximately $1,950 per ounce
•Payback of less than three years at $1,950 per ounce
Development spending (excluding exploration) was $7.8 million in the fourth quarter of 2024, primarily on detailed engineering and long lead time items. For the full year, development spending (excluding exploration) was $19.7 million.
                                        24

2024 Management’s Discussion and Analysis
Burnt Timber and Linkwood
On February 13, 2025, the Company reported positive results of an internal economic study completed on its Burnt Timber and Linkwood satellite deposits located in proximity to the Lynn Lake project in Manitoba, Canada.
In August 2023, the 2023 Study was released on the Lynn Lake project outlining a long-life, low-cost project in Canada with attractive economics. The 2023 Study was based only on the Gordon and MacLellan deposits which are to be mined over the first 11 years, with the processing of lower-grade stockpiled ore for the remainder of the 17-year mine life. The Burnt Timber and Linkwood deposits are expected to provide a source of additional mill feed to the Lynn Lake project starting in year 12, deferring the lower grade stockpiles until later in the mine plan. This is expected to extend the mine life of the combined Lynn Lake project to 27 years, increase longer term production rates, and enhance its economics as a low-capital, high-return satellite project.
Highlights of the Burnt Timber and Linkwood Study include:
•Average annual gold production of 83,000 ounces over a 10 year mine life
•Higher margin production: total cash costs of $1,140 per ounce and mine-site all-in sustaining costs of $1,164 per ounce, providing lower costs and higher margins than stockpiles from Lynn Lake
•Low initial capital of $67 million with mining equipment and planned processing infrastructure at Lynn Lake to be utilized. Life of mine capital, including sustaining capital and reclamation, is expected to total $88 million
•Low initial capital intensity of $77 per ounce produced, or $101 per ounce based on total life of mine capital including sustaining capital and reclamation
•Low total all-in cost of $1,241 per ounce, including life of mine capital
•Lower execution risk with key infrastructure from the Lynn Lake project to be utilized
•High-return project with additional upside potential: After-tax IRR of 54% and after-tax NPV (5%) of $177 million (base case gold price assumption of $2,200 per ounce, and CAD/USD foreign exchange rate of $0.75:1, discounted to 2025); after-tax NPV (5%) of $317 million discounted to the start of construction
•After-tax IRR of 83% and after-tax NPV (5%) of $292 million at closer to spot prices of approximately $2,800 per ounce of gold, and CAD/USD foreign exchange rate of $0.70:1; after-tax NPV (5%) of $524 million discounted to the start of construction
•Payback of less than one year at the base case gold price of $2,200 per ounce
Highlights of the combined Lynn Lake, Burnt Timber and Linkwood projects:
•40% increase in combined Mineral Reserves to 3.3 million ounces of gold, including:
◦Initial Mineral Reserve of 940,000 ounces of gold at Burnt Timber and Linkwood (31 mt) grading 0.95 g/t Au
◦Lynn Lake Mineral Reserve of 2.4 million ounces (49 mt grading 1.50 g/t Au) as of the end of 2024
◦40% increase in combined life of mine production to 3.1 million ounces
•Longer mine life, with higher longer-term average production rate
◦Lynn Lake mine life extended to 27 years, from 17 years in the 2023 Study
◦Average annual production of 176,000 ounces over the initial 10 years, unchanged from 2023 Study
◦Higher average annual production of 85,000 ounces years 12 to 17, up 60% from 53,000 ounces in the 2023 Study
•Significant near-mine and regional exploration upside
•Burnt Timber and Linkwood deposits remain open to the west and at depth with the 2025 drill program focused on expanding mineralization beyond existing Mineral Reserves
•Multiple regional targets across most of the east-west trending Lynn Lake Greenstone Belt, of which Alamos has a total of 58,000 hectares of mineral tenure covering 80 km of strike length. This includes the Maynard and Tulune targets where broad zones of near surface gold mineralization have been intersected. Both targets are within trucking distance of the planned MacLellan mill

                                        25

2024 Management’s Discussion and Analysis
PDA (Sonora, Mexico)
On September 4, 2024, the Company reported the results of the development plan for the PDA project located within the Mulatos District. PDA is a higher-grade underground deposit adjacent to the Mulatos open pit and will benefit from the use of existing crushing infrastructure from Cerro Pelon, supporting lower initial capital and project execution risk.
On January 29, 2025, the Company announced it has been granted approval of an amendment to its existing MIA by SEMARNAT, allowing for the start of construction on the PDA project. Construction activities on PDA are expected to begin ramping up toward the middle of 2025. Capital spending on PDA is expected to total $37 to $40 million in 2025 to advance underground development and procurement of mill long lead time items. The remainder of the total initial capital estimate of $165 million will be spent in 2026 and 2027 with first production anticipated mid-2027.
PDA Project Highlights
•Average annual gold production of 127,000 ounces over the first four years and 104,000 ounces over the current mine life, based on Mineral Reserves as at December 31, 2023
•Low cost profile: total cash costs of $921 per payable ounce and mine-site all-in sustaining costs of $1,003 per payable ounce, consistent with the Company’s overall low cost structure
•Mine life tripled to 2035: PDA mine life of eight years based on Mineral Reserves as at December 31, 2023, extending the Mulatos District mine life from 2027 to 2035
•High-return project with significant upside potential
◦After-tax IRR of 46% and after-tax NPV (5%) of $269 million (using base case gold price assumption of $1,950 per ounce and a MXN/USD foreign exchange rate of 18:1)
◦After-tax IRR of 73% and after-tax NPV (5%) of $492 million at a gold price of $2,500 per ounce and a MXN/USD foreign exchange rate of 18:1
◦Payback of two years at the base case gold price of $1,950 per ounce and 1.5 years at $2,500 per ounce
•Low initial capital to be internally funded by strong ongoing free cash flow generation at the Mulatos District
◦Initial capital of $165 million to be spent over a two-year period starting mid-2025. Life of mine capital is expected to total $231 million including $66 million of sustaining capital
◦Low initial capital intensity of $195 per ounce produced, or $273 per ounce based on total life of mine capital
◦PDA will benefit from the use of existing crushing infrastructure from Cerro Pelon supporting lower initial capital and project execution risk
◦La Yaqui Grande is expected to finance the development of PDA at base case gold prices of $1,950 per ounce, following which PDA is expected to generate strong free cash flow. For 2024, the Mulatos District generated $239.9 million of mine-site free cash flow
•Lower execution risk with PDA located within existing operation
◦Experienced team in Mexico with strong track record of building projects on schedule and within budget including La Yaqui Phase I, Cerro Pelon and La Yaqui Grande
◦PDA will represent the second underground mine developed and operated in the Mulatos District following San Carlos
◦Lower development and permitting risk with PDA located within the existing operating footprint in the Mulatos District and utilizing existing infrastructure
•Significant exploration upside at PDA and Cerro Pelon
◦Ongoing exploration success at PDA drove a 9% increase in Mineral Reserves to 1.1 million ounces, with grades largely unchanged at 5.45 g/t Au. The deposit remains open in multiple directions, highlighting the potential for further growth
◦Higher-grade mineralization intersected below the past producing Cerro Pelon open pit which was successful in defining an initial underground Measured and Indicated Mineral Resource totaling 104,000 ounces grading 4.49 g/t Au as of the end of 2024. The deposit remains open in multiple directions, providing significant exploration potential. Cerro Pelon represents upside as a potential source of additional feed to the PDA sulphide mill that could extend the higher rates of production beyond the first four years of the current mine plan
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the
                                        26

2024 Management’s Discussion and Analysis
nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had their claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $2.2 million in the fourth quarter of 2024 related to ongoing care and maintenance and arbitration costs to progress the Treaty claim, which was expensed. For the full year, the Company incurred $6.5 million.
Fourth Quarter 2024 Exploration Activities

Island Gold District (Ontario, Canada)
Total exploration expenditures during the fourth quarter of 2024 were $5.3 million, of which $3.9 million was capitalized. For 2024, the Company incurred exploration expenditures of $20.3 million of which $14.6 million was capitalized. The focus of the 2024 near mine exploration program was on defining new Mineral Reserves and Resources in proximity to existing production horizons and underground infrastructure through both underground and surface exploration drilling.
The 2024 program was successful in driving another significant year of growth at Island Gold with combined Mineral Reserve and Resources increasing 9% to 6.7 million ounces at substantially higher grades. This included a 32% increase in Mineral Reserves to 2.3 million ounces, with grades increasing 11% to 11.40 g/t Au (6.2 mt). Inferred Mineral Resources also grew 2% to 3.8 million ounces with grades increasing 13% to 16.52 g/t Au.
A total of 50,416 m of underground exploration drilling was completed in 185 holes in 2024. Additionally, 9,849 m of surface exploration drilling was completed in 11 holes. This drilling focused on evaluating targets across the strike extent of the main Island Gold Deposit (E1E and C-Zones), as well as expanding newly defined zones in the hanging wall and footwall of Island Gold.
In addition to the exploration program, 36,686 m of underground delineation drilling was completed in 155 holes in 2024, which focused on the conversion of the large Mineral Resource base to Mineral Reserves. A total of 326m of underground exploration drift development was also completed in 2024. These platforms will allow for ongoing Mineral Resource conversion and Resource growth across the Island Gold deposit.
The regional exploration drilling program at the Island Gold District continued in the fourth quarter, with 2,376m of drilling completed in 11 holes at Cline and Edwards, bringing the year-to-date regional drilling to 10,330 m across 35 holes.
A surface drilling program commenced at Magino subsequent to the acquisition of Argonaut to focus on Mineral Resource expansion and conversion. At year-end, 14,583 m of drilling was completed in 26 holes which were successful in both infilling and expanding mineralization.
The Company provided a comprehensive exploration update in January 2025 on its continued exploration success at Island Gold. Exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures. A significant portion of the following exploration results were completed after the year-end cut-off for Mineral Reserves and Resource estimates, highlighting the potential for ongoing growth.
Island Gold Main zone exploration highlights: high-grade mineralization extended outside of Mineral Reserves and Resources in the E1E and C-Zones. These zones are the main structures that host the majority of currently defined Mineral Reserves and Resources at Island Gold. Previously reported highlights include1:
•Island West (C-Zone)
•67.68 g/t Au (16.07 g/t cut) over 3.61 m (790-479-62);
•31.59 g/t Au (31.59 g/t cut) over 4.18 m (890-461-58);
•16.58 g/t Au (16.58 g/t cut) over 5.56 m (890-461-40); and
•40.21 g/t Au (21.69 g/t cut) over 2.08 m (790-479-69).

                                        27

2024 Management’s Discussion and Analysis
•Island East (E1E-Zone)
•55.50 g/t Au (45.31 g/t cut) over 3.87 m (MH40-02);
•49.26 g/t Au (49.26 g/t cut) over 2.07 m (540-578-05);
•31.55 g/t Au (31.55 g/t cut) over 2.92 m (MH40-03); and
•26.25 g/t Au (26.25 g/t cut) over 2.57 m (540-578-08).

Island Gold Hanging Wall and Footwall exploration highlights: high-grade gold mineralization intersected within new and recently defined hanging wall and footwall zones across the main Island Gold Deposit. These zones represent significant opportunities to continue to grow near mine Mineral Reserves and Resources, which are low-cost to develop and produce from given their proximity to existing infrastructure. Previously reported highlights include1:
•Island West Hanging Wall and Footwall Zones
B Zone
•17.08 g/t Au (17.08 g/t cut) over 2.05 m (890-461-07).
NS2 Zone: expanding a new structure parallel and 200 m east of NS1 Zone
•18.45 g/t Au (10.75 g/t cut) over 2.58 m (1025-497-04).
D1 Zone
•12.75 g/t Au (9.55 g/t cut) over 3.93 m (890-461-07).
DN2 Zone: newly defined zone
•16.34 g/t Au (16.34 g/t cut) over 1.99 m (790-479-65); and
•7.86 g/t Au (7.86 g/t cut) over 4.17 m (MH39-01).
•Island East Footwall Zones
E1D1 Zone
•63.51 g/t Au (14.53 g/t cut) over 2.09 m (945-624-65A);
•26.38 g/t Au (26.38 g/t cut) over 2.04 m (945-624-71); and
•6.90 g/t Au (6.90 g/t cut) over 6.06 m (945-624-62).
NTH3 Zone
•37.02 g/t Au (29.46 g/t cut) over 2.42 m (840-572-56);
•29.63 g/t Au (8.91 g/t cut) over 2.50 m (840-572-48);
•30.21 g/t Au (15.61 g/t cut) over 1.99 m (840-572-46); and
•15.87 g/t Au (15.87 g/t cut) over 2.50 m (840-572-45).
Other Hanging Wall and Footwall intersections within yet to be defined zones (Unknown Zones): drilling continues to intersect high-grade mineralization beyond currently defined zones and in proximity to existing underground infrastructure. This includes drill hole 890-461-42 (584.20 g/t Au over 6.80 m), located 10 m north of the main C-Zone in Island West. These are part of more than 2,000 intersections above 3 g/t Au outside of existing Mineral Reserves and Resources in the hanging wall and footwall. Through additional drilling, there is excellent potential to define additional new zones supporting significant growth in near-mine Mineral Reserves and Resources. Previously reported highlights include2:
Footwall
•584.20 g/t Au over 6.80 m (890-461-42);
•129.76 g/t Au over 2.90 m (440-586-01);
•58.77 g/t Au over 4.90 m (890-461-17);
•114.22 g/t Au over 2.20 m (890-461-34)
•92.85 g/t Au over 2.20 m (890-461-56);
•46.83 g/t Au over 4.20 m (890-461-47); and
•25.95 g/t Au over 6.10 m (890-461-57).
Hanging Wall
•158.03 g/t Au over 2.00 m (490-450-05);
•46.75 g/t Au over 6.10 m (850-475-13);
•38.44 g/t Au over 5.35 m (1025-517-34);
•30.95 g/t Au over 6.25 m (890-461-57);
                                        28

2024 Management’s Discussion and Analysis
•38.63 g/t Au over 3.80 m (890-461-52);
•37.61 g/t Au over 3.05 m (850-475-27);
•28.05 g/t Au over 3.90 m (890-461-10); and
•22.74 g/t Au over 3.75 m (580-463-29).
1 All reported composite intervals are calculated true width of the mineralized zones. Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: Island West and Island Main (C-zone) @ 225 g/t Au; Island Main and East (E1E Zone) @ 185 g/t Au; E1D Zone @ 100 g/t; B-Zone, E1D1 and NS1 @ 90 g/t Au; NTH3 @ 60 g/t; D1 and G1 @ 45 g/t Au, DN, DN2, NS2 and NTH zones @ 35 g/t Au.
2 All reported composite intervals are core length, true width is unknown at this time, and gold grades are reported as uncut.
Young-Davidson (Ontario, Canada)
Total exploration expenditures during the fourth quarter of 2024 were $2.9 million, of which $2.0 million was capitalized. For 2024, exploration expenditures totaled $8.9 million, of which $5.9 million was capitalized. The majority of the underground exploration drilling program was focused on extending mineralization within the Young-Davidson syenite, which hosts the majority of Mineral Reserves and Resources. Drilling also tested the hanging wall and footwall of the deposit where higher grades have been previously intersected.
In 2024, 24,296 m of underground exploration drilling was completed in 55 holes, which intersected a new style of higher-grade gold mineralization in zones within the hanging wall of the Young-Davidson deposit. These zones are located between 10 and up to 200 m south of existing infrastructure and are in close proximity to already defined Mineral Reserves and Resources, highlighting the upside potential with grades intersected well above the current Mineral Reserve grade of 2.26 g/t of gold. In 2025, 400 m of underground exploration development is planned to establish a hanging wall exploration drift to the south, from the 9620-level. This will allow for drill platforms with more optimal locations and orientations to test the higher-grade mineralization discovered in the hanging wall in 2024.
Regional exploration drilling was undertaken during the year, with 3,454 m of surface drilling completed in 11 holes to test near-surface targets within the 5,900 hectare Young-Davidson Property that could potentially provide future supplemental mill feed.
Mulatos District (Sonora, Mexico)
Total exploration expenditures during the fourth quarter of 2024 were $4.0 million, of which $1.6 million was capitalized. For 2024, exploration expenditures totaled $20.6 million, of which $7.5 million was capitalized.
In 2024, 46,224 m of near-mine drilling was completed in 168 holes, and 18,430 m of regional drilling was completed in 54 holes. The 2024 surface exploration drilling program focused on defining higher-grade mineralization at PDA and Cerro Pelon.
Drilling at Cerro Pelon followed up on wide, high-grade underground oxide and sulphide intersections previously drilled below the Cerro Pelon open pit. Additionally, surface drilling was successful at extending higher-grade mineralization across multiple zones within the PDA area. This drove a 9% increase in Mineral Reserves at PDA within the 2024 year-end update to 1.1 million ounces with grades largely unchanged at 5.45 g/t Au. Additionally, the 2024 program was successful in defining an initial Measured and Indicated Mineral Resource at Cerro Pelon totaling 104,000 ounces grading 4.49 g/t Au.
During the fourth quarter, exploration activities continued at PDA and the near-mine area with 7,764 m of drilling completed in 28 holes. Drilling was focused on infill drilling the GAP-Victor portion of the Mineral Resource.
At Cerro Pelon, drilling continued to evaluate the high-grade sulphide potential to the north of the historical open pit with a total of 2,872 m completed in eleven holes. West of the pit area, 1,395 m in four holes were drilled targeting sulphide mineralization.
Regional drilling was also initiated at the Halcon Project in the fourth quarter with three drill holes for a total of 633 m. This target, located approximately three kilometres northwest of the La Yaqui Grande Mine, is being evaluated for sulphide mineralization potential.
Lynn Lake (Manitoba, Canada)
Exploration spending totaled $1.2 million in the fourth quarter and $7.4 million for 2024, all of which was capitalized. 2024 exploration was primarily focused on the conversion of Mineral Resources to Mineral Reserves at the Burnt Timber and Linkwood deposits, and to also evaluate the potential for Mineral Resources at Maynard, an advanced stage greenfield target.
In 2024, 16,134 m of drilling were completed in 87 holes and was focused on converting Mineral Resources to Mineral Reserves at Burnt Timber and Linkwood as well as extending mineralization at Maynard. The program was successful with an initial Mineral Reserve of 0.9 million ounces grading 0.95 g/t Au (30.7 mt) declared at Burnt Timber and Linkwood. This drove a 42% increase in total Mineral Reserves within the Lynn Lake District to 3.3 million ounces grading 1.29 g/t Au (80.1 mt).
Qiqavik (Quebec, Canada)
On April 3, 2024, the Company completed the acquisition of Orford Mining, acquiring a 100% interest in the Qiqavik gold project. Qiqavik is a camp scale property covering 438 square kilometres in the Cape Smith Greenstone Belt in Nunavik, Quebec. The
                                        29

2024 Management’s Discussion and Analysis
Qiqavik Property covers 40 kilometres of strike along the Qiqavik Break, a major crustal-scale structure controlling gold mineralization within the belt. Early-stage exploration completed to date indicates that high-grade gold occurrences are controlled by structural splays off the Qiqavik Break.
Exploration spending totaled $0.8 million in the fourth quarter and $3.7 million for 2024, all of which was expensed.
Exploration activities completed in Q3 2024 were focused on the evaluation of targets with the objective of identifying the highest-priority areas to drill in 2025. This included detailed geological mapping, prospecting, till sampling, and Quaternary field investigations to determine glacial dispersal direction and transport distances. A 500 km2 high-resolution Lidar survey with photo imagery, and a 25 m line-spacing drone magnetic survey, was also flown over four prospective areas. As results from the 2024 field program were received throughout Q4, data was integrated and interpreted with the focus on defining targets for the planned 2025 drill program.
Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the fourth quarter of 2024, the Company realized an average gold price of $2,632 per ounce, $31 per ounce below the London PM Fix price, and a 33% increase compared to $1,974 per ounce in the prior year period. The Company's realized gold price in the fourth quarter was impacted by hedges entered into earlier in the year.
As part of the acquisition of Argonaut, Alamos inherited Argonaut’s hedge book which included gold forward sale contracts totaling 329,417 ounces between 2024 and 2027. The average forward prices on the contracts ranged between $1,821 and $1,860 per ounce. On July 15, 2024, the Company entered into a gold sale prepayment whereby Alamos received total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025, settled monthly, based on average forward curve prices of $2,524 per ounce. The proceeds of the gold prepayment were used to eliminate all of the 2024 and 2025 forward sale contracts, totaling 179,417 ounces with an average price of $1,838 per ounce. As a result, only the 2026 and 2027 legacy Argonaut hedges remain outstanding as of December 31, 2024, totaling 150,000 ounces.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar and Mexican peso ("MXN"). Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the fourth quarter of 2024, the Canadian dollar averaged approximately $1.40 CAD to $1 USD, compared to $1.36 CAD to $1 USD in the fourth quarter of 2023. The Mexican peso averaged $20.09 MXN to $1 USD in the fourth quarter of 2024 compared to $17.55 MXN to $1 USD in the fourth quarter of 2023.

The Company recorded a foreign exchange gain of $6.6 million in the fourth quarter related to the translation of the Company's net monetary assets and liabilities, resulting from changes in period-end foreign exchange rates. The Canadian dollar to US dollar weakened by 7% compared to the third quarter, ending at $1.44 CAD to $1 USD, and the Mexican peso weakened by 6%, to 20.86 MXN to $1 USD at December 31, 2024. Similarly, a foreign exchange gain of $8.0 million was recorded for the full year, driven by the weakening of the Canadian dollar and Mexican peso throughout the year.

Additionally, the Company is further exposed to currency risk through non-monetary assets and liabilities of subsidiaries whose taxable profit or tax loss are denominated in non-US dollar currencies. Changes in exchange rates give rise to temporary differences resulting in deferred tax assets and liabilities with the resulting deferred tax charged or credited to income tax expense/recovery. The movement of the CAD and MXN rates generated a non-cash foreign exchange net losses of $26.2 million in the fourth quarter and $49.7 million for the full year 2024 on the revaluation of monetary tax and deferred tax balances, which was recorded within deferred tax expense.

The Company actively manages its currency exposure through a hedging program, which resulted in a realized foreign exchange loss of $1.5 million during the fourth quarter and a realized foreign exchange gain of $0.1 million for the full year. The Company applies hedge accounting; accordingly, these realized gains and losses have been applied against operating and capital costs at the operating mines.
                                        30

2024 Management’s Discussion and Analysis
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023	2022
Gold production (ounces)	140,200	129,500	567,000	529,300	460,400
Gold sales (ounces)	141,258	129,005	560,234	526,258	456,574
Operating Revenues	$375.8	$254.6	$1,346.9	$1,023.3	$821.2
Cost of sales (1)	$200.9	$166.7	$751.1	$637.7	$608.9
Earnings from operations	$158.4	$71.9	$561.9	$318.1	$111.5
Earnings before income taxes	$157.2	$51.2	$502.2	$293.7	$102.4
Net earnings	$87.6	$47.1	$284.3	$210.0	$37.1
Adjusted net earnings (2)	$103.2	$49.2	$328.9	$208.4	$107.9
Earnings per share, basic and diluted	$0.21	$0.12	$0.70	$0.53	$0.09
Adjusted earnings per share, basic (2)	$0.25	$0.12	$0.81	$0.53	$0.28
Total assets			$5,336.1	$4,001.2	$3,674.2
Total non-current liabilities			$1,321.0	$829.8	771.2
Cash flow from operations	$192.2	$124.1	$661.1	$472.7	$298.5
Dividends per share, declared and paid	0.025	0.025	0.10	0.10	0.10
Average realized gold price per ounce	$2,632	$1,974	$2,379	$1,944	$1,799
Cost of sales per ounce of gold sold, including amortization (1)	$1,422	$1,292	$1,341	$1,212	$1,334
Total cash costs per ounce of gold sold (2)	$981	$900	$927	$850	$884
All-in sustaining costs per ounce of gold sold (2)	$1,333	$1,233	$1,281	$1,160	$1,204
(1) Cost of sales includes mining and processing costs, royalties, and amortization expense. For the year ended December 31, 2022, cost of sales includes a $33.9 million non-cash inventory net realizable value adjustment.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Review of Fourth Quarter Financial Results

Operating Revenue
During the fourth quarter of 2024, the Company sold 141,258 ounces of gold for record operating revenues of $375.8 million, representing a 48% increase from the prior year period. The increase was due to higher realized gold prices, and higher sales volumes due to the inclusion of ounces from Magino.
The average realized gold price in the fourth quarter was $2,632 per ounce, 33% higher than the prior year period, and $31 per ounce less the London PM Fix price. The Company's realized gold price in the fourth quarter was impacted slightly by hedges entered into earlier in the year.
Cost of Sales
Cost of sales were $200.9 million in the fourth quarter, 21% higher than the prior year period, primarily due to higher cost ounces from Magino with the operation undergoing downtime to implement a number of improvements to the mill. Excluding costs incurred at Magino, cost of sales were $165.5 million which was 1% lower than the prior year period. Key drivers of changes to cost of sales as compared to the prior year period were as follows:

Mining and Processing
Mining and processing costs were $137.9 million, 22% higher than the prior year period. Excluding costs incurred at Magino, mining and processing costs were $111.6 million, 2% lower than the prior year period. The decrease was driven by the weaker Mexican peso and Canadian Dollar, and lower ounces sold at the Mulatos District.
Total cash costs of $981 per ounce and AISC of $1,333 per ounce were higher than the prior year period driven by the inclusion of the higher cost Magino ounces. Excluding Magino, total cash costs and AISC for the fourth quarter would have been $10 and $74 per ounce lower, respectively, than the prior year period. The decreases were driven by higher grades mined and lower sustaining capital expenditure at Island Gold, partially offset by inflation and lower grades stacked at La Yaqui Grande.
                                        31

2024 Management’s Discussion and Analysis
Royalties
Royalty expense was $4.7 million in the fourth quarter, higher than the prior year period of $2.7 million, due to the higher average realized gold price, and higher number of ounces sold with inclusion of ounces from Magino.
Amortization
Amortization of $58.3 million in the fourth quarter was higher than the prior year period due to the higher number of ounces sold and the inclusion of amortization from the Magino mine in the current period. On a per ounce basis, amortization of $413 per ounce was higher than the prior year period due to the higher depletion base of the leased assets inherited from Magino.
Earnings from Operations
The Company recognized earnings from operations of $158.4 million in the fourth quarter, 120% higher than the prior year period, driven by record revenues.
Unrealized gain (loss) on financial instruments
As at December 31, 2024, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. These contracts, totaling 100,000 ounces in 2026 and 50,000 ounces in 2027, ensure an average forward price of $1,821 per ounce, and mature monthly throughout 2026 and 2027. Additionally, the Company held certain gold option contracts which matured monthly in 2024. The Company recognized unrealized gains on these gold option and forward contracts of $5.9 million driven by the movement in gold price in the quarter. The Company recognized unrealized losses of $2.0 million on gold option contracts in the prior year period.
Net Earnings
The Company reported net earnings of $87.6 million in the fourth quarter, compared to $47.1 million in the prior year period. Adjusted earnings (1) were $103.2 million, or $0.25 per share, which included adjustments for unrealized gains on commodity hedge derivatives, net of tax. In addition, adjusted earnings reflect unrealized net foreign exchange losses recorded within deferred taxes and foreign exchange of $19.6 million and other adjustments totaling $0.4 million.
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
Review of 2024 Financial Results

Operating Revenue
During the year ended December 31, 2024, the Company sold 560,234 ounces for record operating revenues of $1.3 billion, 32% higher than the prior year, primarily driven by a higher average realized gold price, and higher sale volumes including Magino ounces from the date of acquisition.
Cost of Sales
Cost of sales for the full year were $751.1 million, an 18% increase compared to the prior year, partly due to the inclusion of Magino. Excluding Magino, cost of sales were $677.2 million, which was 6% higher than the prior year. Key drivers of cost of sales changes as compared to the prior year were as follows:
Mining and Processing
Mining and processing costs increased to $518.9 million from $437.3 million in the prior year. Excluding the costs incurred at Magino, mining and processing costs would have been $463.1 million, 6% higher than the prior year. This increase was driven by inflationary pressures across the Company's operations, higher sales volumes at Island Gold, and the inclusion of silver sales as an offset to mining and processing costs in the prior year.
Total cash costs of $927 per ounce and AISC of $1,281 per ounce in 2024 were both higher than the prior year due to the inclusion of the higher-cost ounces from Magino subsequent to the date of acquisition and the impact of inflation. Additionally, both metrics were affected by lower grades milled at Young-Davidson; partially offset by higher grades processed at Island Gold.
Royalties
Royalty expense was $13.8 million, a 35% increase compared to $10.2 million in the prior year, due to the higher average realized gold price and higher number of ounces sold, with inclusion of ounces from Magino.
                                        32

2024 Management’s Discussion and Analysis
Amortization
Amortization of $218.4 million or $390 per ounce sold, was 15% higher than the prior year, driven by an increase in ounces sold. On a per ounce basis, amortization was higher than the prior year due to the higher depletion base of the leased assets inherited from Magino.
Reversal of impairment
There was a reversal of impairment losses for mineral properties, plant and equipment recorded during 2024 related to the Young-Davidson mine, driven by an increase in long-term gold price assumptions and consistent with the assumptions utilized by the Company in its valuation of the Magino mine. The recoverable amount was determined to be greater than the carrying amount which resulted in an impairment reversal of $57.1 million ($38.6 million, net of tax), which was recorded to mineral property, plant and equipment and an intangible asset.
Earnings from Operations
The Company recognized earnings from operations of $561.9 million, a 77% increase from $318.1 million in the prior year, as a result of higher production and realized gold prices, and a reversal of impairment of $57.1 million related to Young-Davidson.
Unrealized loss on financial instruments
As at December 31, 2024, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. These contracts, totaling 100,000 ounces in 2026 and 50,000 ounces in 2027, ensure an average forward price of $1,821 per ounce, and mature monthly throughout 2026 and 2027. The Company recognized unrealized losses on the gold option and forward contracts of $24.2 million, compared to unrealized losses of $0.9 million in the prior year, primarily due to the hedge book inherited from Argonaut.
Net Earnings
The Company reported net earnings of $284.3 million compared to $210.0 million in the prior year. Included in net earnings was a reversal of impairment of $38.6 million, net of tax, offset by $24.2 million of unrealized losses on commodity hedge derivatives. On an adjusted basis, earnings in 2024 were $328.9 million, or $0.81 per share, which included adjustments for the reversal of impairment, net of tax, and unrealized losses on commodity hedge derivatives, net of tax. In addition, adjusted earnings reflects unrealized foreign exchange losses recorded in deferred taxes of $49.7 million, Argonaut transaction and integration costs of $9.3 million, and other adjustments totaling $6.0 million.
Consolidated Expenses and Other

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Exploration expense	($5.5)	($2.1)	($26.7)	($18.2)
Corporate and administrative expense	(9.1)	(7.6)	(32.6)	(27.6)
Share-based compensation expense	(1.9)	(6.3)	(31.7)	(21.7)
Reversal of impairment	—	—	57.1	—
Finance income (expense)	2.4	0.2	(3.8)	(2.5)
Foreign exchange gain	6.6	0.3	8.0	1.9
Unrealized gain (loss) on commodity derivatives	5.9	(2.0)	(24.2)	(0.9)
Other loss	(16.1)	(19.2)	(39.7)	(22.9)
Exploration
Exploration expense primarily relates to expenditures on early-stage exploration projects, regional exploration programs and corporate exploration support. The Company capitalizes near-mine exploration at its operations and development projects. For the fourth quarter and full year, exploration expense increased as compared to the prior year primarily due to the expanded exploration program at the Mulatos District and exploration activities on the Qiqavik Gold project.
Corporate and administrative
Corporate and administrative costs include expenses arising from the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs for the fourth quarter and the full year were higher than the prior year periods resulting from an increase in personnel and travel costs.
                                        33

2024 Management’s Discussion and Analysis
Share-based compensation
Share-based compensation expense of $1.9 million in the fourth quarter was lower than the prior year period due to the change in the Company's share price in the quarter and the corresponding impact on the revaluation of the liability for outstanding cash based long-term incentives. An overall rising share price throughout 2024 resulted in share-based compensation expense of $31.7 million, a significant increase compared to the prior year.
Reversal of Impairment
There was a reversal of impairment losses for mineral properties, plant and equipment recorded in 2024, related to the Young-Davidson mine, driven by an increase in long-term gold price assumptions and consistent with the assumptions utilized by the Company in its valuation of the Magino mine. The recoverable amount was determined to be greater than the carrying amount which resulted in an impairment reversal of $57.1 million ($38.6 million, net of tax), which was recorded to mineral property, plant and equipment and an intangible asset.
Finance expense
Finance expense primarily relates to interest incurred on drawn funds under the credit facility, and standby fees on undrawn amounts under the credit facility. In addition, finance expense includes accretion expense arising on decommissioning liabilities, accretion on deferred revenue, and interest arising on finance leases, partially offset by interest earned on cash and cash equivalents. In the fourth quarter, the Company was in a net finance income position due to capitalization of interest expense to the Phase 3+ Expansion at Island Gold and earning more interest income driven by an increased cash balance.
For the full year, following the completion of the acquisition of Argonaut in the third quarter, the Company recognized higher finance expense compared to the prior year due to the drawdown of the Company's credit facility, which was used to repay debt obligations acquired from Argonaut, as well as the acquisition of lease liabilities associated with Magino. Additionally, the Company incurred higher accretion expenses related to decommissioning liabilities, partially offset by increased interest income and capitalization of interest expense.
Foreign exchange gain
A foreign exchange gain of $6.6 million was recognized in the fourth quarter compared to a foreign exchange gain of $0.3 million in the prior year period. For the full year, a foreign exchange gain of $8.0 million was recognized as compared to a foreign exchange gain of $1.9 million in the prior year, related to the translation of the Company's net monetary assets and liabilities, resulting from changes in period-end foreign exchange rates.
Unrealized gain (loss) on commodity derivative
An unrealized gain of $5.9 million was recognized in the fourth quarter compared to a $2.0 million loss in the prior year period. For the full year, an unrealized loss of $24.2 million was recognized as compared to a loss of $0.9 million in the prior year, primarily attributable to the Argonaut legacy hedges.
Other loss
Other loss in the fourth quarter of 2024 was primarily driven by holding and legal costs associated with the Company's Turkish Projects, losses on disposal of certain plant and equipment, and a write down of miscellaneous receivables. Other loss for the full year of $39.7 million increased from the prior year due to the same cost drivers as the fourth quarter, as well as transaction and integration costs arising from the acquisition of Argonaut incurred earlier in the year.
                                        34

2024 Management’s Discussion and Analysis
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
For the year ended December 31, 2024, the Company recognized a current tax expense of $98.7 million and a deferred tax expense of $119.2 million, compared to a current tax expense of $52.7 million and deferred tax expense of $31.0 million for the prior year. The items impacting the current tax expense in 2024 were driven by higher operating earnings.
The Company paid cash taxes of $82.2 million during 2024, related to mining tax and income tax in Mexico in respect of the 2023 fiscal year, and installment payments for the 2024 fiscal year. Given the strong profitability of the Mulatos District in 2024, generating $239.9 million in free cash flow in 2024, the Company expects to continue making significant cash tax payments in Mexico in 2025, which includes the 2024 year-end tax payment of approximately $45 million due in the first quarter.
The deferred tax expense was driven by the use of tax pools compared to accounting depreciation in the year given strong operating earnings in both Canada and Mexico, the tax impact of the reversal of impairment related to Young Davidson of $18.5 million, and foreign exchange losses recorded within taxes of $49.7 million.
The Company's Mulatos District in Mexico, as well as the Island Gold District and Young-Davidson in Canada, pay income taxes based on their tax functional currency, which is the Mexican peso and Canadian dollar, respectively. The legal entity financial statements for the Mulatos District, Island Gold District and Young-Davidson include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The Company recognized a foreign exchange loss of $26.2 million in the fourth quarter and $49.7 million in the full year due to the foreign exchange movement.
Financial Condition

	December 31, 2024	December 31, 2023
Current assets	$648.6	$586.0	Current assets increased compared to 2023, primarily driven by record operating cash flows, partially offset by repayment of debt obligations of Argonaut incurred on the acquisition.
Long-term assets	4,687.5	3,415.2	Long-term assets increased primarily due to the acquisition of Argonaut which resulted in the recognition of $1.0 billion of mineral property, plant and equipment.
Total assets	$5,336.1	$4,001.2
Current liabilities	430.9	247.9	Current liabilities increased primarily due to the gold prepayment entered into by the Company, with the proceeds used to close out the 2024-2025 Argonaut hedge book. In addition, current liabilities increased due to equipment finance leases at Magino inherited on the acquisition.
Non-current liabilities	1,321.0	829.8
Non-current liabilities have increased significantly due to the $250 million draw down of the credit facility, derivative liabilities comprising the 2026 and 2027 legacy Argonaut hedges, and lease liabilities, all inherited as part of the Argonaut acquisition.

Total liabilities	1,751.9	1,077.7
Shareholders’ equity	3,584.2	2,923.5	The increase in Shareholders' equity was primarily driven by issuance of shares to acquire Argonaut and net earnings for the year.
Total liabilities and equity	$5,336.1	$4,001.2
                                        35

2024 Management’s Discussion and Analysis
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, generate returns for its shareholders, and bolster the balance sheet. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at December 31, 2024, the Company had cash and cash equivalents of $327.2 million and $24.0 million in equity securities, compared to $224.8 million and $13.0 million, respectively, at December 31, 2023. The Company withdrew $250.0 million from the Facility during the third quarter of 2024. The Company used these and existing funds to repay the term loan, revolving credit facility and accrued interest, the convertible debenture and certain other financial liabilities, all inherited from Argonaut, totaling $308.3 million.
On February 18, 2025, the Company amended and upsized the Facility from $500.0 million to $750.0 million, not including an uncommitted $250.0 million accordion feature. The new borrowing costs under the Facility are Adjusted Term SOFR Rate plus 1.45% to 2.50% based on the Company’s net leverage ratio, as defined in the agreement. As at February 19, 2025, based on the Company's current net leverage ratio, the Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.45% on drawn amounts and stand-by fees of 0.29% on undrawn amounts. The Facility matures on February 20, 2029.
The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2024, the Company is in compliance with all covenants.
On July 15, 2024, the Company entered into a gold sale prepayment arrangement for total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025. The proceeds of the gold prepayment were used to eliminate gold forward sale contracts, previously entered into by Argonaut, totaling 179,417 ounces in 2024 and 2025 with an average price of $1,838 per ounce. The transaction eliminated more than half of the Argonaut hedge book and associated mark-to-market liability, while providing significantly increased exposure to rising gold prices. As at December 31, 2024, the Company recorded a deferred revenue liability of $116.6 million in respect of the prepayment arrangement, which will be drawn down through delivery of gold ounces on a monthly basis throughout 2025.
The Company's liquidity position, comprised of cash and cash equivalents and availability under the Facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements, capital commitments and service debt obligations. With the strong liquidity position and ongoing cash flow generation, the Company remains well positioned to internally fund its organic growth initiatives including the Phase 3+ Expansion, optimization of the Magino mill, and development of the PDA and Lynn Lake projects.
Cash Flow

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Cash flow provided by operating activities	$192.2	$124.1	$661.1	$472.7
Cash flow used in investing activities	(145.9)	(109.8)	(467.1)	(351.8)
Cash flow used in financing activities	(10.4)	(5.6)	(89.4)	(26.0)
Effect of foreign exchange rates on cash	(0.3)	0.2	(2.2)	0.1
Net increase in cash	35.6	8.9	102.4	95.0
Cash and cash equivalents, beginning of period	291.6	215.9	224.8	129.8
Cash and cash equivalents, end of period	$327.2	$224.8	$327.2	$224.8
                                        36

2024 Management’s Discussion and Analysis
Cash flow provided by operating activities
In the fourth quarter of 2024, operating activities generated cash flow of $192.2 million compared to $124.1 million in the same period of 2023, representing a 55% increase. Cash flow from operations increased primarily due to a higher realized gold price and higher sales volumes, partially offset by higher operating costs, and cash tax payments in Mexico of $7.4 million. Cash flow provided by operations before working capital and taxes paid was $207.9 million in the fourth quarter, compared to $120.2 million in the prior year period.
For the year ended December 31, 2024, operating activities generated a record cash flow of $661.1 million, compared to $472.7 million in the prior year driven by the same factors as the fourth quarter, partially offset by the transaction and integration costs associated with the Argonaut acquisition, overdue payables at Magino which were paid by the Company subsequent to the close of the acquisition, and cash tax payments of $82.2 million.
Cash flow used in investing activities
In the fourth quarter of 2024, capital expenditures of $138.7 million increased compared to $109.7 million in the prior year period, with $74.3 million related to the Phase 3+ Expansion and capital development at Island Gold.
For the year ended December 31, 2024, the Company invested $417.6 million in capital expenditures, compared to $348.9 million in the prior year. The increase was driven by higher capital expenditures at the Phase 3+ Expansion at Island Gold and capital spending at Magino. The Company also invested $30.2 million (CAD$50.0 million) in Argonaut through a private placement upon announcement of the acquisition in March 2024, and $10.0 million in Florida Canyon Gold in conjunction with the closing of the Argonaut acquisition.
Cash flow used in financing activities
In the fourth quarter of 2024, the Company paid a quarterly dividend of $0.025 per share, consistent with the prior year period and the first three quarters of 2024, resulting in full year dividends paid of $40.9 million. Of this amount, $35.1 million was paid in cash, and the remainder was issued in shares pursuant to the Company's dividend reinvestment plan.
For the year ended December 31, 2024, the Company closed out $308.3 million of debt and accrued interest inherited from Argonaut including a term loan, revolving credit facility and convertible debentures, by drawing $250 million on the Facility and utilizing existing funds. Additionally, the Company received proceeds from the issuance of flow-through shares totaling $10.5 million, net of share issuance costs. These proceeds are being used to fund various Canadian exploration activities. The Company also incurred lease payments of $10.6 million arising from equipment leases at Magino, and credit facility interest of $2.7 million during the year.
Commitments and Contractual Obligations

	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Leases	17.2	19.7	2.7	—	39.6
Debt	—	—	250.0	—	250.0
Accounts payable and accrued liabilities	233.0	—	—	—	233.0
Decommissioning liabilities	6.5	36.6	58.7	92.0	193.8
Capital commitments	131.1	6.0	—	—	137.1
	$387.8	$62.3	$311.4	$92.0	$853.5
Contractual obligations exist with respect to royalties; however, gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price, therefore have been excluded from the table.
The Company has a number of mining service contracts that are based on variable measures and not fixed payments. These contracts include measures such as tonnes mined, or metres developed. The expense relating to these variable payments and recognized as an operating expense was $131.9 million for the year ended December 31, 2024 (2023 - $104.2 million). Total cash outflow for leases amounted to $141.2 million for the year ended December 31, 2024 (2023 - payments of $112.0 million).
                                        37

2024 Management’s Discussion and Analysis
Outstanding Share Data

February 19, 2025
Common shares	420,421,999
Stock options	2,231,405
Deferred share units	1,106,780
Performance share units	1,031,795
Restricted share units	1,911,592
426,703,571
Related party transactions

There were no related party transactions during the period other than those disclosed in the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023.
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, fuel prices, foreign exchange rates and gold prices by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at December 31, 2024, the Company did not hold option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. As at December 31, 2023, the Company held such contracts. The fair value of these contracts was a liability of $0.8 million at December 31, 2023.
As part of the acquisition of Argonaut, Alamos inherited Argonaut’s hedge book which included gold forward sale contracts totaling 329,417 ounces between 2024 and 2027. The average forward prices on the contracts ranged between $1,821 and $1,860 per ounce. On July 15, 2024, the Company entered into a gold sale prepayment. Under the terms of the gold prepayment, Alamos received total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025, settled monthly, based on average forward curve prices of $2,524 per ounce. The proceeds of the gold prepayment were used to eliminate all of the 2024 and 2025 Argonaut forward sale contracts, totaling 179,417 ounces in 2024 and 2025 with an average price of $1,838 per ounce. As a result, only the 2026 and 2027 Argonaut hedges remain outstanding as of December 31, 2024 totaling 150,000 ounces with an average price of $1,821 per ounce. The fair value of these forward contracts was a liability of $140.0 million at December 31, 2024 (December 31, 2023 - nil). The forward contracts mature monthly throughout 2026 and the first half of 2027.
The Company realized a loss of $9.3 million related to the settlement of option contracts which is recorded in operating revenues for the year ended December 31, 2024 (for the year ended December 31, 2023 - realized losses of $0.1 million). Total unrealized losses for the year ended December 31, 2024 was $24.2 million (for the year ended December 31, 2023 - unrealized losses of $0.9 million). Included in the unrealized loss is $25.0 million attributable to the Argonaut legacy hedges. The Company has elected to not apply hedge accounting to gold option and forward contracts, with changes in fair value recorded in net earnings.
                                        38

2024 Management’s Discussion and Analysis
Foreign currency contracts
As at December 31, 2024, the Company held option and forward contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and are summarized as follows:
Canadian dollar contracts:

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2025	Forwards	24.0	1.41	—
2025	Collars	603.0	1.35	1.42
Mexican Peso contracts:

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (USD/MXN)	Average maximum rate (USD/MXN)
2025	Collars	1,260.0	19.04	22.58
The fair value of these contracts was a liability of $9.0 million as at December 31, 2024 (December 31, 2023 - asset of $6.6 million). For the year ended December 31, 2024, the Company realized a net gain of $0.1 million on foreign currency contracts (for the year ended December 31, 2023 - realized net gains of $7.1 million), which have been applied against operating and capital costs.
Fuel option contracts
As at December 31, 2024, the Company held contracts to protect against the risk of an increase in the price of fuel. These collars total 1,512,000 gallons, ensuring a minimum purchase call option of $2.50 per gallon and a maximum average sold put options of $2.33 per gallon, regardless of the movement in fuel prices during 2025. The fair value of these contracts was a liability of $0.1 million at December 31, 2024 (December 31, 2023 - liability of $0.2 million).
Debt obligations
During the third quarter, the Company withdrew $250 million from the Facility to extinguish Argonaut's term loan, revolving credit facility and certain other financial liabilities, inherited as part of the acquisition.
Summary of Quarterly Financial and Operating Results

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Gold ounces produced	140,200	152,000	139,100	135,700	129,500	135,400	136,000	128,400
Gold ounces sold	141,258	145,204	140,923	132,849	129,005	132,633	131,952	132,668
Operating revenues	$375.8	$360.9	$322.6	$277.6	$254.6	$256.2	$261.0	$251.5
Earnings from operations	$158.4	$183.3	$138.8	$81.4	$71.9	$82.6	$88.6	$75.0
Net earnings	$87.6	$84.5	$70.1	$42.1	$47.1	$39.4	$75.1	$48.4
Earnings per share, basic	$0.21	$0.20	$0.18	$0.11	$0.12	$0.10	$0.19	$0.12
Earnings per share, diluted	$0.21	$0.20	$0.17	$0.11	$0.12	$0.10	$0.19	$0.12
Adjusted net earnings (1)	$103.2	$78.1	$96.9	$51.2	$49.2	$54.5	$59.3	$45.4
Adjusted earnings per share, basic (1)	$0.25	$0.19	$0.24	$0.13	$0.12	$0.14	$0.15	$0.12
Adjusted earnings before interest, taxes, depreciation and amortization (1)(3)	$207.2	$176.2	$180.9	$127.2	$103.6	$125.4	$136.7	$121.6
Cash provided by operating activities	$192.2	$165.5	$194.5	$108.9	$124.1	$112.5	$141.8	$94.3
Average realized gold price	$2,632	$2,458	$2,336	$2,069	$1,974	$1,932	$1,978	$1,896
(1)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(2)The results for Magino are for Alamos’ ownership period from July 12, 2024 to December 31, 2024.
(3)Adjusted earnings before interest, taxes, depreciation and amortization has been restated in the prior quarter comparatives to include the impact of non-cash items such as reversals of impairment and realized and unrealized gains or losses on derivative financial instruments.
.
Earnings from operations and cash flow from operating activities have significantly increased in the last three quarters of 2024, as a result of higher realized gold prices, increased gold ounce production, and margin expansion as the Company has offset ongoing inflationary pressures with higher grades processed. The third and fourth quarters of 2024 also benefited from the inclusion of ounces produced at Magino following completion of the Argonaut acquisition. Additionally, net earnings in the third quarter of 2024 included an impairment reversal of $38.6 million, net of tax, related to Young-Davidson.
                                        39

2024 Management’s Discussion and Analysis
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes paid;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•total cash cost per ounce of gold sold;
•AISC per ounce of gold sold;
•Mine-site AISC per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA")
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gains or losses
•Items included in other loss
•Unrealized (gain) loss on commodity derivatives
•Impairment and reversals of impairment
•Certain non-recurring items
•Foreign exchange loss (gain) recorded in deferred tax expense
•The income and mining tax impact of items included in other loss
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; loss on disposal of assets; Turkish Projects care and maintenance and arbitration costs; and transaction and integration costs associated with the Argonaut acquisition. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.
                                        40

2024 Management’s Discussion and Analysis

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023	2022
Net earnings	$87.6	$47.1	$284.3	$210.0	$37.1
Adjustments:
Foreign exchange gain	(6.6)	(0.3)	(8.0)	(1.9)	(1.7)
Impairment (reversal) or expense, net of tax	—	—	(38.6)	—	26.7
Unrealized (gain) loss on commodity derivatives, net of tax	(4.4)	1.5	18.2	0.7	0.3
Inventory net realizable value adjustment, net of taxes	—	—	—	—	22.4
Other loss	16.1	19.2	39.7	22.9	4.8
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	26.2	(12.3)	49.7	(16.3)	19.4
Other income and mining tax adjustments	(15.7)	(6.0)	(16.4)	(7.0)	(1.1)
Adjusted net earnings	$103.2	$49.2	$328.9	$208.4	$107.9
Adjusted earnings per share - basic	$0.25	$0.12	$0.81	$0.53	$0.28
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Cash flow from operating activities	$192.2	$124.1	$661.1	$472.7
Add: Changes in working capital and taxes paid	15.7	(3.9)	65.1	46.2
Cash flow from operating activities before changes in working capital and taxes paid	$207.9	$120.2	$726.2	$518.9
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures and for non-recurring costs arising from the Argonaut acquisition. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Cash flow from operating activities	$192.2	$124.1	$661.1	$472.7
Less: mineral property, plant and equipment expenditures	(138.7)	(109.7)	(417.6)	(348.9)
Add: Expenditures incurred by Argonaut, but paid by Alamos post close of the Transaction[1]	—	—	28.8	—
Company-wide free cash flow	$53.5	$14.4	$272.3	$123.8
(1) Relates to overdue payables at the Magino mine and transaction costs incurred by Argonaut and paid by Alamos in the third quarter.
                                        41

2024 Management’s Discussion and Analysis
Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Consolidated Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$192.2	$124.1	$661.1	$472.7
Add: operating cash flow used by non-mine site activity	21.3	10.6	82.9	49.5
Cash flow from operating mine-sites	$213.5	$134.7	$744.0	$522.2

Mineral property, plant and equipment expenditure	$138.7	$109.7	$417.6	$348.9
Less: capital expenditures from development projects, and corporate	(8.9)	($3.4)	(26.4)	(18.2)
Capital expenditure and capital advances from mine-sites	$129.8	$106.3	$391.2	$330.7

Total mine-site free cash flow	$83.7	$28.4	$352.8	$191.5

Young-Davidson Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$71.6	$59.0	$227.0	$184.8
Mineral property, plant and equipment expenditure	(21.3)	(24.0)	(86.1)	(67.2)
Mine-site free cash flow	$50.3	$35.0	$140.9	$117.6

Island Gold Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$81.8	$39.9	$269.2	$164.9
Mineral property, plant and equipment expenditure	(83.7)	(73.9)	(257.0)	(233.1)
Mine-site free cash flow	($1.9)	($34.0)	$12.2	($68.2)

Magino Mine-Site Free Cash Flow[1]	Three Months Ended December 31,	July 12 - December 31
	2024	2024
(in millions)
Cash flow from operating activities[2]	$1.4	($12.2)
Mineral property, plant and equipment expenditure	(19.5)	(28.0)
Mine-site free cash flow	($18.1)	($40.2)
(1) The results for Magino are for Alamos’ ownership period from July 12, 2024 to December 31, 2024.
(2) Cash flow from operating activities for the period July 12 to December 31, 2024 includes payment of overdue payables at Magino.

                                        42

2024 Management’s Discussion and Analysis

Mulatos District Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$58.7	$35.8	$260.0	$172.5
Mineral property, plant and equipment expenditure	(5.3)	(8.4)	(20.1)	(30.4)
Mine-site free cash flow	$53.4	$27.4	$239.9	$142.1

Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. Non-sustaining capital expenditures are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where these projects will materially benefit the mine site. Capitalized exploration expenditures are expenditures that meet the IFRS definition for capitalization and are incurred to further expand the known Mineral Reserve and Resource at existing operations or development projects. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
                                        43

2024 Management’s Discussion and Analysis
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$137.9	$113.4	$518.9	$437.3	$394.4
Silver by-product credits	(4.0)	—	(13.4)	—	—
Royalties	4.7	2.7	13.8	10.2	9.1
Total cash costs	$138.6	$116.1	$519.3	$447.5	403.5
Gold ounces sold	141,258	129,005	560,234	526,258	456,574
Total cash costs per ounce	$981	$900	$927	$850	$884

Total cash costs	$138.6	$116.1	$519.3	$447.5	$403.5
Corporate and administrative (1)	9.1	7.6	32.6	27.6	25.9
Sustaining capital expenditures (2)	30.0	26.6	110.1	104.2	95.2
Sustaining finance leases	5.2	—	10.6	—	—
Share-based compensation	1.9	6.3	31.7	21.7	18.3
Sustaining exploration	1.2	0.8	4.4	2.7	2.5
Accretion of decommissioning liabilities	2.3	1.7	8.9	6.8	4.2
Total all-in sustaining costs	$188.3	$159.1	$717.6	$610.5	$549.6
Gold ounces sold	141,258	129,005	560,234	526,258	456,574
All-in sustaining costs per ounce	$1,333	$1,233	$1,281	$1,160	$1,204
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023	2022
(in millions)
Capital expenditures per cash flow statement	$138.7	$109.7	$417.6	$348.9	$313.7
Less: non-sustaining capital expenditures at:
Young-Davidson	(10.7)	(10.1)	(40.4)	(18.2)	(22.7)
Island Gold	(76.0)	(63.0)	(215.9)	(189.2)	(120.8)
Magino (1)	(9.1)	—	(9.1)	—	—
Mulatos District	(4.0)	(6.6)	(15.7)	(19.1)	(52.8)
Corporate and other	(8.9)	(3.4)	(26.4)	(18.2)	(22.2)
Sustaining capital expenditures	$30.0	$26.6	$110.1	$104.2	$95.2
(1) The results for Magino are for Alamos’ ownership period from July 12, 2024 to December 31, 2024.
                                        44

2024 Management’s Discussion and Analysis

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$42.5	$42.8	$178.4	$166.2
Silver by-product credits	(0.9)	—	(3.1)	—
Royalties	1.8	1.4	6.2	5.3
Total cash costs	$43.4	$44.2	$181.5	$171.5
Gold ounces sold	45,441	48,052	173,274	182,796
Total cash costs per ounce	$955	$920	$1,047	$938

Total cash costs	$43.4	$44.2	$181.5	$171.5
Sustaining capital expenditures	10.6	13.9	45.7	49.0
Accretion of decommissioning liabilities	0.1	0.1	0.5	0.4
Total all-in sustaining costs	$54.1	$58.2	$227.7	$220.9
Gold ounces sold	45,441	48,052	173,274	182,796
Mine-site all-in sustaining costs per ounce	$1,191	$1,211	$1,314	$1,208

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$22.9	$22.8	$87.7	$82.7
Silver by-product credits	(0.2)	—	(0.8)	—
Royalties	0.8	0.8	3.2	2.7
Total cash costs	$23.5	$23.6	$90.1	$85.4
Gold ounces sold	39,595	30,464	152,170	127,629
Total cash costs per ounce	$594	$775	$592	$669

Total cash costs	$23.5	$23.6	$90.1	$85.4
Sustaining capital expenditures	7.7	10.9	41.1	43.9
Accretion of decommissioning liabilities	0.1	0.1	0.5	0.5
Total all-in sustaining costs	$31.3	$34.6	$131.7	$129.8
Gold ounces sold	39,595	30,464	152,170	127,629
Mine-site all-in sustaining costs per ounce	$791	$1,136	$865	$1,017

                                        45

2024 Management’s Discussion and Analysis

Magino Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,	July 12 - December 31
	2024	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$26.3	$55.8
Silver by-product credits	(0.3)	(0.4)
Royalties	1.6	2.0
Total cash costs	$27.6	$57.4
Gold ounces sold	16,505	31,271
Total cash costs per ounce	$1,672	$1,836

Total cash costs	$27.6	$57.4
Sustaining capital expenditures	10.4	18.9
Sustaining finance leases	5.2	10.6
Sustaining exploration	0.4	0.7
Accretion of decommissioning liabilities	0.4	0.7
Total all-in sustaining costs	$44.0	$88.3
Gold ounces sold	16,505	31,271
Mine-site all-in sustaining costs per ounce	$2,666	$2,824
(1) The results for Magino are for Alamos’ ownership period from July 12, 2024 to December 31, 2024.

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$46.2	$47.8	$197.0	$188.4
Silver by-product credits	(2.5)	—	(9.1)	—
Royalties	0.5	0.5	2.4	2.2
Total cash costs	$44.2	$48.3	$190.3	$190.6
Gold ounces sold	39,717	50,489	203,519	215,833
Total cash costs per ounce	$1,113	$957	$935	$883

Total cash costs	$44.2	$48.3	$190.3	$190.6
Sustaining capital expenditures	1.3	1.8	4.4	11.3
Sustaining exploration	0.4	0.4	2.1	0.9
Accretion of decommissioning liabilities	1.7	1.5	7.0	5.9
Total all-in sustaining costs	$47.6	$52.0	$203.8	$208.7
Gold ounces sold	39,717	50,489	203,519	215,833
Mine-site all-in sustaining costs per ounce	$1,198	$1,030	$1,001	$967
Adjusted EBITDA
Adjusted EBITDA represents net earnings before interest, taxes, depreciation, and amortization and removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. The measure also removes the impact of non-cash items such as impairment loss charges or reversals, and realized and unrealized gains or losses on derivative financial instruments. Adjusted EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
Adjusted EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
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2024 Management’s Discussion and Analysis
The following is a reconciliation of adjusted EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Net earnings	$87.6	$47.1	$284.3	$210.0
Add back:
Reversal of impairment	—	—	(57.1)	—
Finance expense (income)	(2.4)	(0.2)	3.8	2.5
Amortization	58.3	50.6	218.4	190.2
Unrealized (gain) loss on commodity derivatives	(5.9)	2.0	24.2	0.9
Deferred income tax expense	22.6	4.6	119.2	31.0
Current income tax expense (recovery)	47.0	(0.5)	98.7	52.7
Adjusted EBITDA	$207.2	$103.6	$691.5	$487.3
(1) Adjusted EBITDA has been restated in the prior year comparatives to include the impact of non-cash unrealized gains or losses on derivative financial instruments.
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss/gains on commodity derivatives and income tax expense
Accounting Estimates, Judgements, Policies and Changes

Many of the amounts included in the consolidated financial statements require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.
Accounting Policies and Changes
The Company's material accounting policies and future changes in accounting policies are presented in the consolidated financial statements for the year ended December 31, 2024 as described in note 3 of the audited consolidated financial statements. The Company adopted amendments to accounting standards that were effective January 1, 2024, and are described in note 4 of the audited consolidated financial statements.
Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed and operating effectively as at December 31, 2024. In making this evaluation, management limited the scope of its evaluation to exclude the business acquired as a result of the acquisition of Argonaut on July 12, 2024 (refer to Limitations of Controls and Procedures - Limitation on scope of design, below).
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. KPMG LLP similarly limited the scope of its evaluation to exclude the business acquired as a result of the acquisition of Argonaut on July 12, 2024.
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2024 Management’s Discussion and Analysis
Changes in Internal Control over Financial Reporting

There were no material changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2024 and have concluded that these disclosure controls and procedures were appropriately designed and operating effectively as at December 31, 2024.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Limitation on scope of design
The Company acquired Argonaut on July 12, 2024. The financial information for this acquisition is included in Note 6 to the consolidated financial statements. The Canadian Securities Administrators’ National Instrument 52-109 ("NI 52-109") and the U.S. Securities and Exchange Commission (the "SEC") staff provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. In accordance with NI 52-109 and SEC staff guidance, the Company’s management excluded Argonaut from management’s report on internal control over financial reporting for the year ended December 31, 2024. A summary of the financial information for Argonaut, which was included in the consolidated financial statements of the Company for the year ended at December 31, 2024 from July 12, 2024, is as follows:
•Revenue: $81.2 million;
•Earnings from operations: $6.6 million;
•Total assets: $1.1 billion;
•Total liabilities: $44.6 million.
Risk Factors and Uncertainties

Risk Factors
The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this MD&A.
The financing, exploration, development, and mining of any of the Company’s properties are subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, technical and geological risks inherent to mining operations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.
Commodity and Currency Risks
In recent years financial conditions have been characterized by volatility, which in turn has resulted in volatility in commodity prices and foreign exchange rates, significant inflation, tightening of the credit market, increased counterparty risk, and volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impacts the Company’s revenues, earnings, and cash flow.
The volatility of the price of gold and the price of other metals could have a negative impact on the Company’s future operations.
The value of the Company’s Mineral Resources and future operating profit and loss is significantly impacted by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from
                                        48

2024 Management’s Discussion and Analysis
being economically mined, reduce the Company’s ability to generate cash flow to finance its operations and support development and expansion projects, or result in the write-off of assets whose value is impaired due to low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, investment and physical demand, sale of gold by central banks, and the political and economic conditions of major gold producing countries throughout the world.
In addition to adversely affecting the Company’s Mineral Reserve and Mineral Resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project, and the Company may determine that it is not feasible to continue commercial production at some or all its current producing or development projects. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.
The Company regularly engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, however, there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. The Company’s hedging program may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases
The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.
The Company is subject to currency risks. The Company’s functional currency is the U.S. dollar, which is exposed to fluctuations against other currencies. The Company’s mining operations are located in Canada and Mexico, with additional development-stage assets in Canada, the United States, Mexico, and Türkiye, and as such many of its expenditures and obligations are denominated in Canadian dollars, Mexican pesos, and to a lesser extent Turkish lira and Euros. The Company maintains its principal office in Toronto (Canada), maintains cash accounts in U.S. dollars, Canadian dollars, Mexican pesos, and Turkish lira, and has monetary assets and liabilities in U.S. dollars and Canadian dollars, Mexican pesos, and Turkish lira.

The Company’s operating results and cash flow are significantly affected by changes in the U.S./Canadian dollar and U.S./Mexican peso exchange rates. Revenues are denominated in U.S. dollars, while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Alamos’ mines, making these mines less profitable.

From time to time the Company may engage in foreign exchange hedging transactions intended to reduce the risk associated with fluctuations in foreign exchange rates, but there is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations in exchange rates will be successful and as such, operating costs and capital expenditures may be adversely impacted.
Financial, Finance and Tax Risks
The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk, and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.
The Company’s revolving credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest.
If utilized, the Company’s failure to comply with covenants in its revolving credit facility could result in an event of default which, if not cured or waived, could result in the acceleration of such debt. The restrictions include, without limitation, restrictions on its ability to:
•Incur additional indebtedness;
•Pay dividends or make other distributions or repurchase or redeem its capital stock;
•Prepay, redeem or repurchase certain debt;
•Make loans and investments;
•Sell, transfer or otherwise dispose of assets;
•Incur or permit to exist certain liens;
•Enter into certain transactions with affiliates;
•Enter into agreements restricting its subsidiaries’ ability to pay dividends; and
•Consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.
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2024 Management’s Discussion and Analysis
Liquidity Risks
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable, and it is not currently known whether the Company will require external financing in future periods.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit, and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company may not be able to obtain the external financing necessary, including the issuance of shares, debt instruments or other securities convertible into shares, to continue its exploration and development activities on its mineral properties.
The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase and rely on revenues from its existing production and planned expansions and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt, or equity offerings. The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders. Further, there is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its exploration properties and carry out exploration and development on such properties, and its title interests in such properties may be adversely affected or lost entirely.
Production, Mining and Operating Risks
The Company is, and expects to continue to be, dependent on three mines for all of its commercial production.
The Young-Davidson, Island Gold District, and Mulatos District account for all of the Company’s current commercial production and are expected to continue to account for all of its commercial production in the near term. Any adverse condition affecting mining, processing conditions, labour relations, supply chains, expansion plans, or ongoing permitting at Young-Davidson, Island Gold District, or Mulatos District could have a material adverse effect on the Company’s financial performance and results of operations.
Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.
The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, share price, profitability, results of operations, and financial condition. These production estimates are dependent on, among other things, the accuracy of Mineral Reserve estimates, leach pad inventory, assumptions with respect to development and expansion activities, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; potential adverse impacts of any new widespread illness, disease, epidemic or pandemic which may develop; natural phenomena (including consequences of climate change) such as inclement weather conditions, floods, droughts, wildfires, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages or permitting challenges related to power; lack of adequate housing for workers; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions or delays in production, injury or death to persons, damage, to property of the Company or others, monetary losses, and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up or expansion phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
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2024 Management’s Discussion and Analysis
Mining operations and facilities are intensive users of electricity and carbon-based fuels. There can be no guarantee that the Company will be able to obtain all necessary permits or be able to enter into commercial arrangements for adequate electricity to conduct its future operations and expansion plans, including specifically the requirements for increased electricity capacity for any operational expansion at the Island Gold District. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.
The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide, and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control such as inflation, tariffs, trade barriers, regulations and ongoing and/or future supply chain challenges. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Changes in key operating and capital costs could result in unexpected costs or uneconomic operations and development projects. Many of these factors are beyond the Company’s control. Without limiting the generality of the foregoing, the Company has commenced an expansion of its operations at the Island Gold District, is engaged in exploration, development and the commencement of construction activities at its Lynn Lake project in Manitoba and its PDA project in Mexico. As a result of availability of supply, increasing economic inflation and the potential impact of any tariffs or other form of trade barrier, the Company may experience significant increases in the price of labour, consumables and other raw materials and related manufactured goods, including steel. The Company may also experience delays due to any ongoing or new impacts of COVID-19 or any other widespread illness, disease, epidemic or pandemic which may occur in the future on personnel and contractor availability.
Technical considerations, stakeholder engagement challenges (including as it pertains to First Nations communities surrounding the Island Gold District and Lynn Lake) for the expansion and exploration projects there, delays in obtaining governmental approvals, inability to obtain financing, or other factors could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.
The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations, and financial condition.
Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.
Alamos has a number of development-stage projects in Canada, Mexico, the United States, and Türkiye. Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental licences and permits, availability of adequate financing, and, in the case of the Company’s Turkish development stage projects, reaching an agreement with the Republic of Türkiye as to permitting, licensing and development. The economic feasibility of development projects is based on many factors such as estimation of Mineral Reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. The Company’s development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of Proven and Probable Mineral Reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions, and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface lands on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations and resource nationalism (including, but not limited to, regulations with respect to the environment, prices, royalties, duties, taxes, labour, permitting, restrictions on production, and quotas on exportation of minerals), fluctuations in gold prices, accidents, labour actions, and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for the Company’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current
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2024 Management’s Discussion and Analysis
estimates. If actual results are less favourable than currently estimated, the Company’s business, results of operations, financial condition, and liquidity could be materially adversely affected.
The figures for the Company’s Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Company must continually replace Mineral Reserves depleted by production to maintain production levels over the long term. Mineral Reserves can be replaced by expanding known orebodies, locating new deposits, or making acquisitions. Exploration is highly speculative in nature. Alamos’ exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.
The Company’s Mineral Reserve and Mineral Resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from Mineral Resources or Mineral Reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Estimates of Mineral Resources and Mineral Reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling, and other similar examinations. Short-term factors relating to Mineral Resources and Mineral Reserves, such as the need for the orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.
Material changes in Mineral Resources and Mineral Reserves, grades, stripping ratios, or recovery rates may affect the economic viability of projects. There is a risk that depletion of Mineral Reserves will not be offset by discoveries, acquisitions, or the conversion of Mineral Resources into Mineral Reserves. The Mineral Reserve base of Alamos’ mines may decline if Mineral Reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.
Mineral Resources and Mineral Reserves are reported as general indicators of mine life. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, Mineral Reserves and grades must be considered as estimates only.
In addition, the quantity of Mineral Resources and Mineral Reserves may vary depending on metal prices. Extended declines in market prices for gold, silver, and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in Mineral Resources and Mineral Reserves, grades, or stripping ratios may affect the economic viability of the Company’s projects.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such Mineral Resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that all or any part of Mineral Resources constitute or will be converted into Mineral Reserves.
Legal, Permitting, Regulatory, Title and Political Risks
The Company’s operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries.
The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations in grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.
The Company’s mineral properties are located in Canada, Mexico, Türkiye, and the United States. Economic, legal, and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.
Changing laws, regulations, and restrictions relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government legislation and regulations with respect to restrictions on production, price controls, export controls, permitting, licensing, income taxes, royalties, expropriation of property, the environment (including specifically enacted legislation to address climate change), labour and mine safety. In 2021, the Mexican government announced restrictions and increased environmental reviews of the mining sector resulting in uncertainty with respect to the timing of regulatory approvals, overall permitting of future open-pit mines and a prohibition on the acquisition of new mining concessions. In May 2023, the
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2024 Management’s Discussion and Analysis
Mexican Congress approved a decree that amended the Mexican mining regulation, which allows the Mexican State to strongly control new mining activity in Mexico, increasing obligations and restrictions.
The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases in income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species, and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Risk factors specific to certain jurisdictions are described throughout, including specifically: “The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licences are not granted”, “Security in Mexico”, “Risks related to development-stage assets in Türkiye and related Investment Treaty Arbitration”, and “Water Management at the Company’s Mining operations.” The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.
The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.
The Company requires a number of approvals, licences, and permits for various aspects of its exploration, development and expansion. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits or licences, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties, or other liabilities. It remains uncertain if the Company’s existing permits or licences may be affected in the future or if the Company will have difficulties in obtaining all necessary permits and licences that it requires for its proposed or existing mining activities.
In order to maintain mining operating and/or exploration licences in good standing, operating and/or exploration licence holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits and licences prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its licences in good standing, there is a risk that the relevant permitting and licensing authorities will not respond in a timely manner. There is no guarantee that the Company will be able to obtain the approvals, licences and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in maintaining its permits and licences in good standing.
Security in Mexico
In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations, and the theft and robbery of supply convoys, including specifically for diesel. In April 2020, the Company suffered an armed robbery at its Mulatos Mine. There were no injuries, and the value of the loss was ultimately recovered. Ore from operations at La Yaqui Grande is required to be transported by truck to Mulatos for processing, which requires the use of community roads leading to an increased risk of theft. The Company maintains insurance and takes measures to protect employees, property, and production facilities from these and other security risks. There can be no assurance, however, that security incidents will not occur in the future, or that if they do, they will not have a material adverse effect on the Company’s operations.
Risk related to development stage assets in Türkiye and related Investment Treaty Arbitration
The Company indirectly through subsidiaries holds development stage mineral properties located in Türkiye. Economic and political conditions in Türkiye are adversely impacting the business activities of the Company. On October 14, 2019, the Company reported that it had suspended all construction activities at its Kirazlı Project in Türkiye pending the renewal of its mining operating licences which expired on October 13, 2019. On October 16, 2020, the Company received notice that the Turkish government would not be renewing the Company’s Forestry Permits for the Kirazlı Project because the mining operating licence had not been restored within a one-year timeframe of its expiry. The Forestry Permits and mining operating licence, among other regulatory requirements, have not subsequently been restored and there is no guarantee that the Company will ever have the required licences and permits to operate in Türkiye.
On April 20, 2021, as a result of the Turkish government’s actions in respect of the Company’s projects in the Republic of Türkiye, the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V., announced the filing of a bilateral investment treaty claim (the “BIT Claim”) against the Republic of Türkiye for expropriation and unfair and inequitable treatment, among other things. The BIT Claim was registered in June 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group). As a result, the Company incurred an after-tax impairment charge of $213.8 million in the second quarter of 2021.
The BIT Claim may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in
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2024 Management’s Discussion and Analysis
Türkiye and its ability to operate in Türkiye or to put any of the Kirazli, Aği Daği or Çamyurt sites into production, resulting in the Company removing those three projects from its Total Mineral Reserves and Resources. If the BIT Claim is successful, there is no certainty as to the quantum or timing of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of the Company’s assets and gold mining projects in Türkiye can only result from reaching an agreement with the Turkish government. Other factors related to the Turkish economy, including but not limited to high rates of inflation and fluctuation in the Turkish Lira may also affect the Company’s ability to effectively operate in Türkiye and could have a negative effect on overall anticipated project values.
Litigation could be brought against the Company and the resolution of current or future legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
The Company could be subject to legal claims and/or complaints and disputes that result in litigation, including unexpected environmental remediation costs, arising out of the normal course of business. The results of ongoing litigation cannot be predicted with certainty. The costs of defending and settling litigation can be significant, even for claims that Alamos believes have no merit. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow, and results of operations.
Some of the Company’s mineral assets are located outside of Canada and are held indirectly through foreign affiliates.
It may be difficult, if not impossible, to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company’s assets that are located outside of Canada.
Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities.
The Company’s mining, exploration, and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure, reclamation, and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure, and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is legally challenged that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect the Company’s ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration, and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration, and developmental operations or in material fines, penalties, clean-up costs, damages, and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex, and uncertain process that can cause potentially significant delays.
The Company cannot guarantee that title to its properties will not be challenged.
The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights and, as a result, the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.
Additional future property acquisitions, relocation benefits, legal and related costs may be material. The Company may need to enter into negotiations with landowners and other groups in the host communities where its projects are located in order to conduct future exploration and development work. The Company cannot currently determine the expected timing, outcome of such negotiations, or costs associated with the relocation of property owners and possessors and potential land acquisitions. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.
The Company provides significant economic and social benefits to its host communities and countries, which facilitates broad stakeholder support for its operations and projects. There is no guarantee however that local residents will support our operations or projects.
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2024 Management’s Discussion and Analysis
Relationships with Key Stakeholders
Indigenous title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing operations and development projects.
Governments in many jurisdictions must consult with Indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Impacts to the rights of Indigenous peoples that are brought to light during consultation and other rights of Indigenous peoples may require accommodations, including undertakings regarding employment, training, business opportunities royalty payments, and other matters. This may also affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which indigenous title is claimed, and may affect the timetable and costs of development of mineral properties or expansion of existing operations in these jurisdictions, including specifically with respect to the Company’s Island Gold Mine Phase 3+ Expansion and its Lynn Lake project. Under applicable mine permitting legislation, both Canadian federal and provincial governments may require consultation with Indigenous peoples that is beyond the scope expected by the Company. The risk of unforeseen indigenous title claims could also affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects. In April 2023, the Mathias Colomb Cree Nation (the "MCCN") brought an application for judicial review of the position Decision Statement issued by the Ministry of Environment and Climate Change Canada in respect of the Lynn Lake project and a corresponding internal appeal of the Environment Act Licences issued by the Province of Manitoba for the project. At this time, the application and appeal are not expected to impact overall Lynn Lake project timelines. The Company continues to actively engage with the MCCN during this period.
The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.
The inability of the Company to maintain positive relationships with local communities and Indigenous peoples, including specifically with respect to the Company’s Canadian expansion or development-stage assets, may result in additional obstacles and timelines with respect to permitting, increased legal challenges, or other disruptive operational issues at any of the Company’s operating mines, and could have a significant adverse impact on the Company’s ability to generate cash flow, with a corresponding adverse impact to the Company’s share price and financial condition.
Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its key personnel and its relations with its employees and any labor unions that represent employees.
The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled employees.
Relations between the Company and its employees (and, where applicable, their representative unions) may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on operations. Such changes include, but are not limited to, changes in labour laws, outsourcing laws, social security laws, and employment standards. Changes in such legislation or in the relationship between the Company and its employees or their unions may have a material adverse effect on the Company’s business, results of operations, and financial condition. For example, in April 2021, the Mexican Congress approved a bill to amend various federal laws including the Federal Labour Law. This change, has for the most part, severely regulated the use of service companies in Mexico, a structure commonly used in the mining sector that provides outsourced labour and required companies like Alamos to hire its employees directly, resulting in a requirement to pay profit-sharing required by Mexican laws to those employees, or the obligation to contract only contractors registered before the Labour Authorities in Mexico that authorizes them to provide a specific service. Based on the Company’s assessment, this change has not and is not expected to have a material impact on Alamos. Nonetheless, the risk exists that certain contractors could be deemed service companies, which could potentially have a significant financial impact. The full impact and enforcement of future changes are not known
In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition, or results of operations.
Companies today are at a much greater risk of losing control over how they are perceived as a result of social media and other web-based applications.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss, including specifically as a
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2024 Management’s Discussion and Analysis
result of social media misinformation campaigns targeting the Company’s development projects in Türkiye, may lead to increased and continued challenges in developing and maintaining community relations, decreased investor confidence, and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows, and growth prospects.
The Company’s directors and officers may have interests that conflict with the Company’s interests.
Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as directors or officers of these other companies.
Health and Environmental Risks
Alamos’ operations may be exposed to serious illness.
Ongoing and any future impacts of COVID-19, along with any other potential serious illness, disease, epidemic or pandemic, could have material adverse impacts on the Company’s ability to operate and meet expected timelines for development and expansion projects (e.g., the Phase 3+ Expansion project at the Island Gold mine and construction of the Lynn Lake project and the PDA project) due to employee absences, disruption in supply chains, information technology system constraints, government interventions, market volatility, overall economic uncertainty and other factors currently unknown and not anticipated. Any such disruptions could potentially cause gold sales disruptions and could impact the ability to meet production, cost, and capital guidance. Alamos’ operations are located in relatively remote areas. The Company relies on various modes of transportation to house its employees, move around its people, its product, and the necessary supplies and inputs for its operations. At both the Mulatos District and Island Gold District, the Company has a high concentration of personnel working and residing in close proximity to one another at the mine site (camps). Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place Alamos’ workforce at risk. The Company takes every precaution to strictly follow industrial hygiene and occupational health guidelines. Approximately 32% of the Island Gold District workforce comes from the local communities with the other 68% housed in a camp within the town of Dubreuilville and operating on a fly-in, fly-out basis from various other regions. In 2020, the Company experienced several outbreaks of COVID-19 at its mining operations resulting in, among other things, temporary closure of mining operations. There were no closures in 2021-2024 however, there continues to be a risk that a virus outbreak could occur again at any operating sites or in the local community which could result in the temporary closure of the Company’s operations. If any outbreaks occur, the government could order temporary suspensions requiring a shutdown of mining operations. Consequently, there can be no assurance that COVID-19 or another infectious illness will not materially impact Alamos’ personnel and ultimately its operation, cash flows, or financial condition.
The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
The Company’s exploration and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address noise, air emissions, water discharges, waste management, management of hazardous substances, management of tailings facilities, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties, and potential for facilities to be shut-down for non-compliance, more stringent environmental assessments of proposed projects, and increasing responsibility for companies and their officers, directors, and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.
Failure to comply with such laws and regulations can have serious consequences, including damage to the Company’s reputation, stopping the Company from proceeding with the development of a project, negatively impacting the operation or further development of a mine, increasing the cost of development or production and litigation and regulatory actions against the Company. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests that are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties, and costs (such as clean-up and restoration costs) incurred related to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.
The Company’s failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
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2024 Management’s Discussion and Analysis
Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide or other toxic chemicals leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the groundwater and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.
Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize the long-term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Decommissioning liabilities include requirements to control the dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance landforms and vegetation.
In order to carry out reclamation obligations arising from exploration, potential development activities, and mining operations, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.
Water management at the Company’s mining operations
The water collection, treatment, and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow, or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life, and economic damages.
Environmental and regulatory authorities in Mexico and Canada conduct periodic or annual inspections of the Mulatos District, Island Gold District and Young-Davidson. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the Company’s operations as it pertains to water management.
Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations, and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.
Problems with water sources could have a negative impact on the Company’s exploration programs and future operations.
The Company may not be able to secure the water necessary to conduct its activities as planned due to the potential for competing interests and demand for water, or due to the potential impact of drought and dry spells on water availability within local river basins, lakes, or aquifers. The Company will strive to ensure that its activities do not adversely impact the natural environment, community water sources and will seek to minimize freshwater withdrawals whenever possible. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.
Climate Change Risks, Governance and Strategy
The Company’s mining and processing operations are energy-intensive, resulting in a notable carbon footprint. Recognizing climate change as a global and local issue, the Company understands that its operations are exposed to both transition and physical climate-related risks and opportunities. In line with the recommendations of the Task Force on Climate-related Financial Disclosures (the "TCFD") and the IFRS S2 Climate-related Disclosures standard, Alamos integrates climate governance, strategy, risk management, metrics, and targets into its annual Environmental, Social, and Governance ("ESG") reporting.
Climate Change Governance
The Company’s commitment to protecting and preserving land, air, water, and energy resources is stated in the Company’s Sustainability Policy. The Technical and Sustainability Committee of the Board (the "T&S Committee") provides oversight of climate change and climate-related impacts including GHG emissions, energy use, and water management. In 2023, Alamos formalized its Climate Change Working Group, consisting of corporate representatives, mine site representatives, and development project representatives. This group is responsible for ensuring implementation of the Company’s Energy & Greenhouse Gas Management Standard, the deployment of Alamos’ emissions reduction strategy, and the consistent measurement of energy use and GHG emissions across the Company. The Energy & Greenhouse Gas Management Standard informs the Company’s actions to reduce emission intensity, energy-related costs and mitigate risks associated with climate change, energy security, supply, and costs. Accountable persons at each Company site are responsible for implementing the Standard and helping the Company meet its climate-related objectives and targets. Energy and climate performance are reported annually and included in the Company’s public ESG reports.
Additionally, in 2023, Alamos established a Climate Change Steering Committee, made up of members of the Company’s senior management team, to provide strategic guidance and oversee the performance of the Climate Change Working Group. The Steering Committee communicates progress to the Board via the T&S Committee and Audit Committee three to four times per year.

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2024 Management’s Discussion and Analysis
Climate Change Strategy
By 2030, Alamos aims to reduce its absolute GHG emissions by 30% from the 2020/2021 average baseline year. This target encompasses Scope 1 and 2 emissions of all GHGs covered by the Kyoto Protocol and is considered a credible target by the Carbon Disclosure Project.
To achieve this goal, Alamos evaluated over 30 GHG emission reduction opportunities across the organization. Each project was assessed using a Marginal Abatement Cost Curve ("MACC"), which compares the NPV of each opportunity with its potential for GHG abatement in kilotonne of carbon dioxide equivalent.
Key projects identified through the MACC analysis that are either under consideration or being implemented include: Ventilation on Demand system at Island Gold; electric-hydraulic mining shovels at Lynn Lake; electric production drills at Lynn Lake; converting underground mine heating at Young-Davidson from propane to compressed natural gas; various electrification initiatives across all sites; and renewable power purchase agreements.
Climate Change Risk Management
Alamos proactively identifies and manages key risks, including significant climate-related risks, to the Company and its mine sites. The Enterprise Risk Management ("ERM") process ensures senior management and the Board receive regular updates on the most material risks facing the Company, along with detailed risk assessments and corresponding management plans. Climate-related risks are integrated into the Company’s ERM process.
In 2023, Alamos updated its Climate Change Risk Assessment, first conducted in 2020. This updated assessment was aligned with the Company’s revised Enterprise Risk Matrix and included a review of both physical and transition risks and opportunities across various climate scenarios and time horizons. It covered the operating mines (Young-Davidson, Island Gold, and the Mulatos District), the Lynn Lake Project, and the closed El Chanate mine.
The assessment involved financial analysis of the primary climate-related risks and opportunities and an evaluation of Alamos’ resiliency against these risks. The identified risks, along with relevant metrics, were assessed for their potential impact on the Company’s financial position, performance, and cash flows. A mitigation plan was developed for the top risks, and this information supported the integration of updated climate risks into Alamos’ ERM system. To assess resilience, top risks were evaluated under scenarios involving new control mechanisms, and the findings were used to guide potential strategic options for future planning.
Transition and Physical Climate-Related Risks and Opportunities
Transition
Key transition risks considered in our original 2020 assessment included: GHG carbon taxes (increasing to $170/tonne of carbon dioxide equivalent ("tCO2e") by 2030 in Canada, and $125/tCO2e by 2040 for developing economies); renewable electricity generation shares (increasing to 64% in Canada, and 88% in Mexico by 2040); the cost of renewable energy (increasing to $50/megawatt-hour ("MWh") for solar photovoltaics and $70/MWh for offshore wind by 2040); the cost of abatement (increasing to approximately $1,000/tCO2e under Sustainable Development Scenario-relevant conditions by 2040); the cost of fuels (crude oil at $59/barrel and natural gas at $3.2MBtu by 2040); fossil fuel subsidies (fossil fuel subsidies phased out by 2025 in net-importing countries and by 2035 in net-exporting countries); and carbon reduction policies (policies promoting production and use of alternative fuels and technologies such as hydrogen, biogas, biomethane and Carbon Capture, Use, and Storage across sectors).
In 2023, the Company expanded its analysis of transition risks and opportunities by aligning it with the TCFD’s four key transition risk categories – Policy & Legal, Market, Technology, and Reputational – across our three operating jurisdictions in Ontario, Manitoba, and Mexico. Using the International Energy Agency framework, two scenarios were evaluated: the Announced Pledges Scenario, which assumes full implementation of countries’ announced pledges and targets, and the Net Zero Emissions scenario, which assumes more stringent policies to ensure global energy sector emissions reach net zero by 2050. These scenarios were assessed against short-term (2025), medium-term (2030), and long-term (2050) timeframes.
The primary transition risks identified include: regulations that either phase out or severely restrict the use of underground diesel; the potential for unreliable grid electricity as utilities prioritize customers in critical mineral or green technology sectors; and regulatory changes imposing stringent mine design standards to address the increasing frequency and severity of storm events. Additionally, challenges integrating new green technologies with existing systems may lead to reduced productivity and squeezed profit margins. Other significant risks include rising compliance obligations tied to Canada’s emissions trading systems, tightening requirements within these systems to meet net-zero targets, and higher insurance premiums or difficulties in securing insurance coverage due to climate-related impacts.
Physical
Alamos assessed a range of physical climate factors including mean temperature, total precipitation, fluvial flooding, heavy precipitation events, water stress, consecutive drought days, cold spell duration, warm spell duration, wildfires, wind, and monthly precipitation patterns. These factors were analyzed to identify the top physical climate risks that could affect the Company's operations.
To evaluate these risks, Alamos used the International Panel on Climate Change (the "IPCC") Shared Socio Economic Pathways ("SSP") framework, which builds upon the IPCC’s Representative Concentration Pathway ("RCP") scenarios. These scenarios model different GHG concentrations in the atmosphere under various timeframes and conditions. For the base case, Alamos
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used the SSP2-4.5 scenario (SSP 2 combined with RCP 4.5), which projects an estimated warming of 2.7°C by century’s end. For a high emissions stress test, the SSP5-8.5 scenario (SSP 5 combined with RCP 8.5) was used, which predicts an estimated warming of 4.4°C by century’s end. Both scenarios were assessed for the medium-term (2030) and long-term (2050).
The primary physical climate impact drivers identified as having the potential to significantly affect Alamos include: forest fires that pose risks to employee safety and disrupt mine operations at Lynn Lake; storms that hinder personnel transport at Lynn Lake; heatwaves and warm spells that threaten employee safety and affect mine operations at Mulatos District; and heavy precipitation that endangers both employee safety and mine operations at Mulatos District.
For further details, please refer to the Climate Change section within Alamos’ most recent ESG Report.
Insurance and Compliance Risks
The Company may not have sufficient insurance coverage.
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses, and possible legal liability.
The Company’s insurance policies may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation, and financial condition.
The Company’s business involves uninsurable risks.
In the course of exploration, development, and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding, and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.
The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).
The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
The Company may be impacted by Anti-Bribery, Anti-Corruption and related business conduct laws.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery and anti-corruption laws in other jurisdictions where the Company does business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantages. The Company’s policies, including without limitation its Anti-Bribery, Anti-Corruption and Anti-Competition policy and its Code of Business Conduct and Ethics, mandate compliance with these laws, the failure of which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position, and results of operations.
Alamos’ critical operating systems may be compromised.
Cyber threats, including fraud resulting from cyber threats, have evolved in severity, frequency, and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data or theft of sensitive data. While the Company invests in robust security systems to detect and block inappropriate or illegal access to its key systems, including supervisory control and data acquisition operating systems at its operations, and regularly reviews policies, procedures, and protocols to ensure data and system integrity, there can be no assurance that critical systems will not be inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.
Senior leadership briefs the Company’s Audit Committee on information security matters at least once a year, and annual independent audits are conducted by the Company’s auditors. Additional independent cyber-specific audits are undertaken on an as-needed basis, and the Company has retained a third party to provide 24x7 managed detection and response services across
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2024 Management’s Discussion and Analysis
the Company’s digital environment. A formal information security training and awareness program is compiled annually and executed in segments across the business.
Mining Industry Risks
The Company is in competition with other mining companies that have greater resources and experience.
The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties, and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations.
The Company may be unable to identify opportunities to grow its business or replace depleted Mineral Reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.
As part of the Company’s business strategy, it has sought and will continue to seek new operating, development, and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues or is pursuing, on favourable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention from its management, as well as resources that otherwise could be spent on the operation and development of its existing business.
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations, and financial condition.
Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business and which conditions and events may not be insurable.
Mining involves various types of risks and hazards, including, but not limited to:
•Geotechnical risks, including rock falls, pit wall failures, and cave-ins;
•Environmental hazards;
•Industrial accidents;
•Metallurgical and other processing problems;
•Unusual or unexpected rock formations;
•Seismic activity;
•Flooding;
•Fires;
•Periodic interruptions due to inclement or hazardous weather conditions;
•Variations in grade, deposit size, continuity, and other geological problems;
•Mechanical equipment performance problems;
•Unavailability of materials and equipment;
•Theft of equipment, supplies, and bullion;
•Labour force disruptions;
•Civil strife; and
•Unanticipated or significant changes in the costs of supplies.
Most of these risks are beyond the Company’s control and could result in damage to, or destruction of, mineral properties, production facilities, or other properties; personal injury or death; loss of key employees; environmental damage; delays in
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mining; delays in production; increased production costs; monetary losses; and could impact the Company’s share price and possible legal liability.
The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines.
The Company is engaged in exploration, mine development, and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied upon, and may continue to rely upon, consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop metallurgical processes to extract the metal from the ore, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of Mineral Reserves, spent costs will not usually be recoverable.
The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.
These factors may include, but are not limited to:
•The price of gold and other metals;
•The Company’s operating performance and the performance of competitors and other similar companies;
•The public’s reaction to the Company’s press releases, other public announcements, and the Company’s filings with the various securities regulatory authorities;
•Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;
•Changes in general economic conditions;
•The arrival or departure of key personnel; and
•Acquisitions, strategic alliances, or joint ventures involving the Company or its competitors.
In addition, the market price of the Company’s shares is affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values, or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.
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2024 Management’s Discussion and Analysis
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this MD&A or documents referenced in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (note 2 and 3 to the consolidated financial statements for the year ended December 31, 2024). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
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2024 Management’s Discussion and Analysis
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projections as at the date of this MD&A. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "prospective", "forecast", “target”, "goal", "aim", “on track”, "on pace", “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements in this MD&A include, but may not be limited to, guidance and expectations pertaining to: gold production; production potential; mining, processing, milling, and production rates; gold grades; gold prices; foreign exchange rates; free cash flow, total cash costs, all-in sustaining costs, mine-site all-in sustaining costs, capital expenditures, total sustaining and growth capital, capitalized exploration, budgets, tax rates and the payment of taxes, IRR, NPV; total liquidity; returns to stakeholders; impacts of inflation and the implementation of any tariffs; mine plans; mine life; Mineral Reserve life; Mineral Reserves and Resources; exploration potential, budgets, focuses, programs, targets, and projected results; funding of growth initiatives; the Company's approach to reduction of its environmental footprint, greenhouse gas emissions, and related investments in new initiatives; the Company's climate change strategy and goals; community relations, engagement activities, and initiatives; corporate governance; synergies resulting from the integration of the Magino and Island Gold operations; processing of ore from Island Gold through the Magino mill; increases to production, value of operation, and decreases to costs resulting from the intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; Island Gold District Life of Mine Plan and Expansion Study; construction activities, capital spending and timing of initial production with respect to the Lynn Lake project and the PDA project; initial underground Mineral Resource at Cerro Pelon; the Burnt Timber and Linkwood deposits near the Lynn Lake project; growing production, expanding margins, and increases in profitability; as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, cost estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to illnesses, diseases, epidemics and pandemics, the impact of any illness, disease, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any regulatory responses to any illness, disease, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, disease, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican peso, U.S. dollar and Turkish lira); the impact of inflation and any tariffs, trade barriers and/or regulatory costs; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V., the application for judicial review of the positive Decision Statement issued by the Department of Environment and Climate Change Canada commenced by the MCCN in respect of the Lynn Lake project and the MCCN’s corresponding internal appeal of the Environment Act Licenses issued by the Province of Manitoba for the project) and any resulting court or arbitral decision(s); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ Expansion project at the Island Gold mine, construction of the Lynn Lake Project, construction of the PDA project, and/or the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at PDA and changes related to the intended method of processing any ore from the deposit of PDA; risks associated with the start-up of new mines; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable
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terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this MD&A may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.
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